Joseph A. Hall +1 212 450 4565 joseph.hall@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

June 28, 2022

Re:	Grayscale Zcash Trust (ZEC)

Registration Statement on Form 10

Filed May 5, 2022

File No. 000-56433

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E. Washington, D.C. 20549

Att’n:	Ben Phippen

Amit Pande

Christopher Wall

Sonia Bednarowski

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, the sponsor (the “Sponsor”) of Grayscale Zcash Trust (ZEC) (the “Trust”), this letter sets forth the Sponsor’s responses to the comments provided by the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated June 13, 2022 on the registration statement on Form 10-12G (the “Registration Statement”) relating to the registration of the Trust’s shares (the “Shares”) pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Sponsor has revised the Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 1 to the Registration Statement, including Exhibit 99.1 (the “Information Statement”), which reflects these revisions and updates certain other information. For the Staff’s convenience, each comment is restated in italics prior to the response to such comment. All references to page numbers and captions correspond to pages and captions in the Information Statement.

Exhibit 99.1

General

1.

Please disclose as of a recent date the percentage of the total circulating supply of ZEC held by the Trust, and discuss any material risks associated with the size of the Trust’s position. Please also discuss whether this percentage ownership will allow the Trust or the Sponsor to participate in or otherwise influence the development of the Zcash Network.

The Sponsor has revised the disclosure on page 4 of the Information Statement in response to the Staff’s comment.

2.	Please provide us with your analysis that ZEC is not a security under Section 2(a)(1) of the Securities Act.

In response to the Staff’s comment, the Sponsor has provided the Staff with a memorandum of counsel analyzing ZEC under the federal securities laws, which is included as Exhibit A hereto.

U.S. Securities and Exchange Commission

Overview

The Trust and the Shares, page 4

3.

Please summarize here Zcash’s selective privacy-preserving features. In addition, please revise here to include quantitative disclosure comparing the speed of the Zcash Network’s block production with the speed of the Bitcoin Network’s block production. Also disclose here that Zcash is the 68th largest crypto asset by market capitalization as of December 31, 2021 as tracked by CoinMarketCap.com. In this regard, we note your disclosure on page 24.

The Sponsor has revised the disclosure on page 4 of the Information Statement in response to the Staff’s comment.

4.	We note your disclosure that the Equihash algorithm facilitates mining without “top end resources.” Please revise to clarify what you consider to be “top end resources.”

The Sponsor has revised the disclosure on page 4 of the Information Statement in response to the Staff’s comment.

5.

Please revise to include a discussion of the fact that ZEC has seen limited use and acceptance by the market for its primary purpose, and expand the first complete risk factor on page 14 to describe more fully the limited use and acceptance of ZEC for its primary purpose. In this regard, we note your disclosure on page 58.

The Sponsor has revised the disclosure on pages 4 and 15 of the Information Statement in response to the Staff’s comment.

Summary of Risk Factors, page 9

6.	Please revise the first complete bullet point on page 10 to state that it is currently believed that certain mining pools may have exceeded the 50% hashrate threshold on the Zcash Network.

The Sponsor has revised the disclosure on pages 10 and 18 of the Information Statement in response to the Staff’s comment.

Digital assets may have concentrated ownership and large sales, page 15

7.

We note your disclosure on page 15 that “as of December 31, 2021, the largest 100 wallets held approximately 47.9% of the ZEC in circulation.” Given the privacy-enhancing features of ZEC, please disclose whether there is any uncertainty in measuring the concentration of ZEC, and if so, disclose the nature of such uncertainty.

The Sponsor has revised the disclosure on page 17 of the Information Statement in response to the Staff’s comment.

Risk Factors

Risk Factors Related to Digital Assets

Digital assets networks face significant scaling challenges, page 15

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U.S. Securities and Exchange Commission

8.	Please disclose the range of transaction fees on the Zcash Network and any decreases in settlement speeds.

The Sponsor has revised the disclosure on page 16 of the Information Statement in response to the Staff’s comment.

If the digital asset award for mining blocks and transaction fees, page 16

9.

Please discuss here or in a new risk factor how the rate of ZEC creation, which is halved every four years, and how the block reward, which is distributed such that 20% of a block reward goes to the Electric Coin Company, to the Zcash Foundation, and for grants determined by the Foundation, could impact transaction fees or transaction times or tell us why you believe this is not necessary.

The Sponsor respectfully submits that it does not believe changes to the rate of ZEC creation or the block reward are substantially likely to impact transaction times of ZEC transactions.

The Zcash Networks operates on a proof-of-work (“PoW”) consensus mechanism. PoW is designed to ensure consistent transaction times for validating a new block regardless of how many miners participate in the system. PoW accomplishes this by automatically raising or lowering the difficulty of validating a new block based on the processing power participating in the system at any given time, which ensures that the speed of validating blocks and, therefore, transaction times remain relatively constant. Any temporary impact on transaction times below the 1.25 minutes per block average caused by a reduction in participation in the Zcash Network, as a result of a reduction in the block reward through the four-year halving process, would similarly be remediated by lowering the difficulty of validating a new block. In light of the foregoing, the Sponsor does not believe reducing the block reward through the four-year halving process would have a material effect on the speed of validating blocks or on transaction times.

By the same mechanism, absent an upgrade to the network that fundamentally changes the throughput of the Zcash Network, the maximum number of transactions that is included in each block remains relatively constant regardless of the number of miners participating on the Zcash Network at any time.

It is possible, however, that reducing the block reward by, for example, distributing a portion of such block rewards to the Zcash Foundation and the Electric Coin Company or by a halving, may incentivize fewer miners to continue participating in the Zcash PoW consensus mechanism. In this case, while transaction times of a given block and the Zcash Network might not be affected, it is possible miners would only process transactions with higher transaction fees to compensate for the lower block rewards.

The Sponsor has revised the risk factor on page 17 of the Information Statement to clarify the impact that changes in the block reward may have on transaction fees.

A temporary or permanent “fork” could adversely affect the value of the Shares, page 17

10.	Please expand this risk factor to address Zclassic’s hard fork from Zcash, including the price of Zcash both before and after the fork.

The Sponsor has revised the disclosure on pages 19-20 of the Information Statement in response to the Staff’s comment.

The cryptography used to enhance the privacy of transactions, page 20

11.

Please expand your discussion of the potential risks associated with Zcash’s privacy features being misused for money laundering or other illicit purposes and the effect that such activities could have on the value of Zcash and therefore on the Trust’s shares to include disclosure addressing potential criminal or civil suits or the removal of Zcash from crypto asset exchanges, as took place on Coinbase UK and Bittrex.

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U.S. Securities and Exchange Commission

The Sponsor has revised the disclosure on page 22 of the Information Statement in response to the Staff’s comment.

Competition from the emergence or growth of other digital assets, page 24

12.

We note your disclosure on page 24 that ZEC is currently supported by fewer “regulated exchanges” than more established digital assets, such as Bitcoin and Ether. Please clarify what you mean by “regulated exchanges.”

The Sponsor has revised the disclosure on page 26 of the Information Statement in response to the Staff’s comment.

Risk Factors Related to the Trust and the Shares

The Trust Agreement includes provisions that limit shareholders’ voting, page 32

13.

We note your disclosure on page 32 that the derivative actions provision in the Trust Agreement does not apply to claims under the federal securities laws and the rules and regulations thereunder, but Section 7.4 of your Trust Agreement in Exhibit 4.1 is silent as to whether the provision applies to claims under the Securities Act or Exchange Act. Please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Sponsor has amended the Trust Agreement to state that this provision does not apply to federal securities law claims, and has filed the amendment as Exhibit 4.3 to the Registration Statement.

The Sponsor is solely responsible for determining the value, page 33

14.

We note your disclosure on page 54 that on February 1, 2022 the Index Provider and the Sponsor entered into the Index License Agreement. If material, please disclose how the use of the Index Price under the current agreement impacted the Trust and investors as compared to the methodology used under the prior agreement.

The Sponsor has revised the disclosure on page 56 of the Information Statement in response to the Staff’s comment.

Risks Factors Related to the Regulation of the Trust and the Shares

A determination that ZEC or any other digital asset is a “security”, page 35

15.

We note your disclosure on page 35 that the SEC staff has indicated that the security status of a particular digital asset can change over time as the relevant facts evolve and your disclosure on page 36 that the Sponsor acknowledges that ZEC may in the future be found by the SEC or a federal court to be a security notwithstanding the Sponsor’s conclusion that ZEC is not a security. Please revise here to clarify that ZEC, based on the relevant facts as they exist today, may be a security under the federal securities laws.

The Sponsor has revised the disclosure on page 38 of the Information Statement in response to the Staff’s comment.

16.

We note your disclosure on page 37 regarding the impact of the SEC’s complaint against the promoters of XRP alleging that they raised more than $1.3 billion through XRP sales that should have been registered under the federal securities laws but were not. Please expand your discussion of the impact of the SEC’s action against the promoters of XRP to disclose that the Sponsor subsequently terminated and liquidated the Grayscale XRP Trust (XRP).

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U.S. Securities and Exchange Commission

The Sponsor has revised the disclosure on page 39 of the Information Statement in response to the Staff’s comment.

Regulatory changes or actions in foreign jurisdictions, page 38

17.

We note your disclosure on page 38 that “[f]oreign laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of one or more digital assets by users, merchants and service providers outside the United States and may therefore impede the growth or sustainability of the digital asset economy in . . . Russia . . ., or otherwise negatively affect the value of ZEC.” Please disclose whether Russia’s invasion of Ukraine has impacted the value of ZEC or the trading volume of ZEC.

The Sponsor has revised the disclosure on page 40 of the Information Statement in response to the Staff’s comment.

Overview of Zcash

Introduction to ZEC and the Zcash Network, page 47

18.

We note your description on page 47 of ZEC as a “derivative” of Bitcoin. Please provide a clearer description of the relationship between Zcash and Bitcoin, including by explaining the basis on which ZEC is derived from Bitcoin. As part of your description please explain the differences between ZEC being a “derivative” of Bitcoin and other crypto assets being a hard fork of another crypto asset.

The Sponsor has revised the disclosure on page 49 of the Information Statement to further describe Zcash as a derivative of Bitcoin and clarify the distinction between hard forks and clones.

The Index and the Index Price, page 53

19.

We note your disclosure on page 54 that the Sponsor entered into the Index License Agreement with the Index Provider on February 1, 2022. Please disclose the agreement that preceded the current Index License Agreement. To the extent that the quantitative disclosure throughout regarding the Sponsor’s calculation of the Trust’s Digital Asset Holdings are based upon a different methodology than the one used in the current Index License Agreement, please explain the material differences between how the index price under the previous license agreement was calculated and how the current Index Price is calculated, and explain the reason for terminating the previous agreement and entering into the present Index License Agreement.

The Sponsor has revised the disclosure on page 56 of the Information Statement in response to the Staff’s comment.

20.	Please confirm that you have provided a materially complete description of the Index Price methodology.

The Sponsor believes it confirms that it has provided a materially complete description of the Index Price methodology. For the Staff’s reference, beginning in March 2022, the Index Provider has made public the CoinDesk Single Digital Asset Methodology which governs the CoinDesk Zcash Price Index (ZCX). The full methodology is available at: https://s3.us-west-2.amazonaws.com/media.tradeblock.com/index-docs/
CoinDesk+Single+Digital+Asset+Price+Indices+Methodology.pdf.

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U.S. Securities and Exchange Commission

Forms of Attack Against the Zcash Network, page 57

21.

We note your description on page 57 of a counterfeiting vulnerability discovered in Zcash which would have, if discovered, allowed a third party to mint fake Zcash. Given that the process of creating additional Zcash involves verification on a blockchain, please describe further the means by which Zcash could be counterfeited.

The Sponsor has revised the disclosure on pages 22 and 60 of the Information Statement in response to the Staff’s comment.

*                *                  *

June 28, 2022	6

U.S. Securities and Exchange Commission

Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Joseph A. Hall

Joseph A. Hall

cc:	Michael Sonnenshein
Chief Executive Officer
Grayscale Investments, LLC

June 28, 2022	7

Exhibit A

		New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

MEMORANDUM
Date:	June 6, 2019

To:	Michael Sonnenshein Craig Salm Grayscale Investments, LLC

From:	Joseph A. Hall Zachary J. Zweihorn Ledina Gocaj Ryan Johansen

Re:	Status of Zcash Under the Federal Securities Laws

In December 2018, we provided a memorandum to Grayscale Investments, LLC, (the “Sponsor”) in connection with a request pending before the Financial Industry Regulatory Authority (“FINRA”) to initiate quotations in securities of Grayscale Zcash Trust (ZEC) (f/k/a Zcash Investment Trust) (the “Trust”) pursuant to FINRA Rule 6342 and Rule 15c2-11 under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”). The memorandum documented the Sponsor’s analysis concluding that Zcash (“ZEC”), the digital asset of the Zcash Network that comprises the Trust’s assets, should not be considered a “security” under the federal securities laws, specifically Section 2(a)(1) of the Securities Act of 1933, as amended (the “Securities Act”) and Section 3(a)(10) of the Exchange Act.1

On April 9, 2019, we discussed the memorandum with members of the staff of the Securities and Exchange Commission (the “Commission” or “SEC”) by telephone. During that conversation, the staff conveyed to us a series of questions about ZEC. After reviewing the staff’s questions, as well as holding a series of discussions with representatives of each of the Electric Coin Company (f/k/a ZCash Electric Coin Company) (the “Company”) and the Zcash Foundation (the “Foundation”), we prepared responses to the staff’s questions, which are attached as Appendix A to this memorandum. We have updated our prior memorandum throughout to reflect information provided to us by representatives of the Company and the Foundation (which we have not

[1]

Despite differences, the Supreme Court has indicated that the definitions of “security” under the Securities Act and the Exchange Act are treated the same. SEC v. Edwards, 540 U.S. 389, 393 (2004), citing Reves v. Ernst & Young, 494 U.S. 56, 61 n.1 (1990).

Grayscale Investments, LLC	2	June 6, 2019

independently verified), and to address, where relevant, other considerations discussed in the staff’s April 2019 framework for analyzing whether a digital asset is an investment contract (the “Digital Asset Framework”).2 We have also included an analysis of the Digital Asset Framework considerations in Appendix B to this memorandum.

Though we have updated our December 2018 memorandum herein to reflect the foregoing, our conclusion remains the same: ZEC should not be viewed as a security under the federal securities laws. Even if certain characteristics of ZEC may overlap with features of assets that have been determined to be securities under the federal securities laws, ZEC does not exhibit each of the characteristics necessary to conclude that ZEC is a security for these purposes. In fact, ZEC more closely resembles digital assets that the staff has already suggested are not securities than it resembles any asset that the SEC or the courts have previously found to be a security. In particular, the analysis for ZEC closely tracks that of the two digital assets that the staff has informally indicated are not securities; to the extent the Commission were to find that features of ZEC mean that it is a security, we believe such a conclusion would call into question the status of Bitcoin (“BTC”), the digital asset of the Bitcoin Network, and of Ether (“ETH”), the digital asset of the Ethereum Network, as well. Accordingly, this memorandum reaffirms the Sponsor’s conclusion that ZEC should not be treated as a security for purposes of the federal securities laws.

I.	The Howey Test

The Commission concluded in its July 2017 report3 pursuant to Section 21(a) of the Exchange Act analyzing digital assets distributed by The DAO and in subsequent enforcement actions4 that some digital assets may be securities under the test for an “investment contract” originally announced by the Supreme Court in SEC v. W.J. Howey Co.5 Because ZEC does not possess features of traditional categories of securities (e.g., a “stock” or a “note”), the Sponsor has relied upon the Howey framework, and taken into consideration the staff’s views reflected in the recently released Digital Asset Framework, for considering whether ZEC is an investment contract and thus a security.

Howey defines an “investment contract” as a contract or scheme that involves each of the following features: (i) an investment of money6 (ii) in a common enterprise7 (iii) made with a

[2]

SEC, Strategic Hub for Innovation and Financial Technology, “Framework for “Investment Contract” Analysis of Digital Assets,” https://www.sec.gov/corpfin/framework-investment-contract-analysis-digital-assets.

[3]	SEC, Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934: The DAO, Exchange Act Rel. No. 81207 (July 25, 2017) (the “DAO report”).
[4]

See, e.g., In re Munchee, Inc., Securities Act Rel. No. 10445 (Dec. 11, 2017) (the “Munchee order”); In re Paragon Coin, Inc., Securities Act Release No. 10574 (Nov. 16, 2018) (the “Paragon order”); In re CarrierEQ, Inc., Securities Act. Rel. No. 10575 (Nov. 16, 2018) (the “AirFox order”).

[5]	328 U.S. 293, 301 (1946).
[6]

In the Digital Asset Framework, the staff asserted that the investment-of-money prong of the Howey test is “typically satisfied . . . because the digital asset is purchased or otherwise acquired in exchange for value, whether in the form of real (or fiat) currency, another digital asset, or other type of consideration.” Digital Asset Framework, supra note 2 at 2.

[7]

The SEC “does not require vertical or horizontal commonality per se, nor does it view a ‘common enterprise’ as a distinct element of the term ‘investment contract.’” Digital Asset Framework, supra note 2 at 13 n. 10.

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reasonable expectation of profits (iv) that is based predominantly upon the entrepreneurial or managerial efforts of the promoter or other third parties.8 The determination whether a particular digital asset fulfills this test “requires an assessment of the economic realities underlying a transaction . . . . All of the relevant facts and circumstances are considered in making that determination.”9

Though many digital assets may be securities under the Howey framework, Howey does not reach all digital assets. For example, Commission staff has informally indicated that, at this point in time, neither BTC nor ETH is a security.10 In a subsequent letter to a member of Congress, Chairman Clayton expressed his agreement with the staff’s analysis of the federal securities laws as applied to BTC and ETH.11

This memorandum analyzes ZEC under Howey and its progeny. This Howey analysis considers the features and terms of ZEC, the facts and circumstances surrounding its original development and distribution, its current functionality and usage, and the current role of its promoters.

II.	Facts

A.	ZEC

1.	The Zerocash Proposal, the Company and ZEC Launch

In 2014, a group of scientists affiliated with several prominent Israeli and U.S. universities, including Massachusetts Institute of Technology and Johns Hopkins University, introduced the idea of a “decentralized anonymous payment scheme,” which they referred to as “Zerocash” (the “Zerocash Proposal”).12 The authors of the Zerocash Proposal noted that, although BTC had at that point gained widespread adoption, it failed to provide “even a modicum of the privacy provided by traditional payment systems.”13 To solve this problem, the authors proposed a construct based on “zero-knowledge proof of knowledge” that could function on top of any ledger-based base currency (like BTC).14 The aim of zero-knowledge proofs of knowledge is to allow a person to prove to another person that a statement is true without revealing any information except the fact that the statement is true.15

[8]	Howey, 328 U.S. at 301; see also Int’l Bhd. of Teamsters, Chauffeurs, Warehousemen & Helpers of Am. v. Daniel, 439 U.S. 551, 558–562 (1979); Edwards, supra note 1 at 393.
[9]	Munchee order, supra note 4, at 9 (internal quotation marks and citations omitted).
[10]

William Hinman, Director, Division of Corporation Finance, SEC, Remarks at the Yahoo Finance All Markets Summit: Digital Asset Transactions: When Howey Met Gary (Plastic) (June 14, 2018), https://www.sec.gov/news/speech/speech-hinman-061418. We discuss below, where appropriate, factors noted by Director Hinman as of particular relevance to the analysis of whether a digital asset is a security.

[11]	Jay Clayton, Chairman, SEC, Letter to The Honorable Ted Budd (March 7, 2019), https://coincenter.org/files/2019-03/clayton-token-response.pdf.
[12]	Eli Ben-Sasson et al., Zerocash: Decentralized Anonymous Payments from Bitcoin, ZEROCASH PROJECT (May 18, 2014), http://zerocash-project.org/media/pdf/zerocash-oakland2014.pdf.
[13]	Id. at 3.
[14]	Id. at 5–6.
[15]	See generally Shafi Goldwasser, Silvio Micali and Charles Rackoff, The Knowledge Complexity of Interactive Proof Systems. 18 SIAM J. ON COMPUTING 186 (Feb. 1989).

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The Company16 was launched in 2015 in order to bring the Zerocash idea to fruition.17 The founders of the Company (a group that includes the authors of the Zerocash Proposal) are the scientists and engineers who developed the underlying scientific principles and designed the Zcash protocol.18 The role of the Company is described in further detail below.

As contemplated in the Zerocash Proposal, ZEC was designed as a fork of the Bitcoin Network’s code and launched in a new “genesis” transaction in October 2016.19 At the time of launch, the Zcash protocol was fully functional and thus could be used to (1) hold, send and receive ZEC tokens in privacy-preserving transactions, (2) mine ZEC tokens using the Zcash protocol to record blocks of transactions and (3) operate a node to verify blocks of transactions. The first ZEC tokens were mined by third parties only after the Zcash protocol launched.

2.	Mining and Allocation of ZEC

Like BTC, ZEC is a synthetic currency that may be transmitted over a peer-to-peer payment system, known as the Zcash Network.20 ZEC, like BTC, is mined through proof-of-work mining.21 Like BTC, all ZEC currently in existence was created, and in the future can only be created, through mining. As with BTC, 21 million units of currency will be mined over time.22 Anyone with a computer and internet access can set up an operation to mine ZEC.23 The computers that connect to the Zcash Network are referred to as “nodes.”

Though all ZEC is mined, the Zcash code is designed such that, of the 21 million ZEC to be mined, 2.1 million ZEC are automatically allocated to the founders, employees and advisors of the Company, as well as to certain investors in the Company. This allocation is called the

[16]	Zooko Wilcox, Funding, Incentives, and Governance, ZCASH (Feb. 1, 2016), https://z.cash/blog/funding.
[17]	Josh Swihart, Company Proposed Roadmap, ZCASH (June 26, 2018), https://z.cash/blog/zcash-company-proposed-roadmap/.
[18]	Team, ZCASH, https://z.cash/team/ (listing as founding scientists the seven authors of the Zerocash Proposal).
[19]

Frequently Asked Questions, ZCASH, https://z.cash/support/faq/#diff-between-zcash-and-bitcoin; Daira Hopwood et al., Zcash Protocol Specification Version 2018.0-beta-33 [Overwinter + Sapling], GITHUB (Nov. 14, 2018), https://github.com/zcash/zips/blob/master/protocol/protocol.pdf; Zooko Wilcox, Zcash begins, ZCASH (Oct. 28, 2016), https://z.cash/blog/zcash-begins/.

[20]

Frequently Asked Questions, supra note 19; see also Company, The Basics, ZCASH, https://z.cash/the-basics/ (“You can use Zcash to buy goods and services, or you can exchange it for another kind of money, including US dollars, Euros or another fiat currency.”).

[21]	Frequently Asked Questions, supra note 19; Company, Mining Zcash, ZCASH, https://z.cash/mining/.
[22]	Wilcox, Funding, Incentives, and Governance, supra note 16.
[23]

David Campbell, Zcash Strategy Update, November 2018, ZCASH (last updated Nov. 16, 2018), https://z.cash/blog/zcash-strategy-update-november-2018/ (“Zcash is an open source, permissionless cryptocurrency. Anybody can run a Zcash node and participate in the network.”).

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“Founders’ Reward.”24 To effect this, the Zcash code provides that for the first four years of ZEC’s existence, 80% of newly created ZEC goes to miners, while 20% of newly created ZEC is allocated to the Founders’ Reward.25 After the first four years, the Founders’ Reward will be fully paid, and 100% of newly created ZEC will go to miners.26 The result is that 10% of ZEC’s fully diluted supply is automatically distributed to holders who themselves were not responsible for its mining. Like BTC, new ZEC is created over a set interval of time27 and like BTC, the amount of ZEC created will halve every four years until the ultimate 21 million figure is reached.28

3.	Transacting in ZEC

Over 200 vendors, services, stores and non-profit organizations currently accept Zcash payments.29 Like BTC, ZEC can be used today to pay for many different goods and services. ZEC differs from BTC in key respects, however.30 As with the Bitcoin Network, the core function of the Zcash Network is to permit the transfer of value represented by ZEC from one participant to another. Unlike BTC, however, Zcash addresses are either private (known as z-addresses) or public (known as t-addresses).31 Transactions between ZEC users, like transactions in BTC, are recorded on a cryptographically secure public ledger that is shared by all network participants.32 Unlike transactions in BTC, however, some information about transactions between two z-addresses (for example, the addresses and transaction amount) is encrypted and not publicly visible, thus utilizing zero-knowledge proofs to make Zcash transactions on z-addresses more private than those conducted with BTC.33

Data from ZCHAIN—a public Zcash block explorer tool used as a reference point by both the Company and the Foundation to analyze the Zcash Network—shows that from April 15, 2019 to May 15, 2019, at least 119,957, or 91.4%, of ZEC transactions were public transactions and 11,217, or 8.6%, of ZEC transactions were private transactions. ZCHAIN also allows the public to differentiate between ZEC held in the “Shielded Pool” (i.e., ZEC for which the

[24]

Id. In May 2019, the Company announced that certain Founders’ Reward recipients had agreed to a revised allocation of the Founders’ Reward, due to occur in June 2019. Following this reallocation, the Founders’ Reward will be allocated as follows: 9.6% to founders and vested employees, 2.2% to the Foundation, 5.75% to the Company and 2.45% for Company employee compensation. As before, until October 2020, 80% of newly created ZEC will go to miners. After October 2020, 100% of newly created ZEC will go to miners. Electric Coin Company, Electric Coin Company Q2 2019 Transparency Report, ZCASH (May 14, 2019), https://z.cash/blog/electric-coin-company-q2-2019-transparency-report/.

[25]	Wilcox, Funding, Incentives, and Governance, supra note 16.
[26]	Id.
[27]	BTC are created every 10 minutes on the Bitcoin Network, ZEC are created every 2.5 minutes on the Zcash Network.
[28]	Id. As explained more fully in Response V.5 in Appendix A, neither the Company nor the Foundation has undertaken, or has plans to undertake, changes to ZEC’s supply schedule and monetary policy.
[29]	Pay with Zcash, ZCASH COMMUNITY, https://www.zcashcommunity.com/pay-with-zcash/.
[30]	See, e.g., Frequently Asked Questions, supra note 19 (responding to question “What are you changing from Bitcoin’s Design? What parts of the Bitcoin network remain?”).
[31]	Company, Technology, ZCASH, https://z.cash/technology/.
[32]

Frequently Asked Questions, supra note 19 (“Zcash enhances privacy for users by encrypting sender, amount and recipient data within single-signature transactions published to its public blockchain ledger.”).

[33]	Company, Technology, supra note 31.

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identity of the holder is unknown) and ZEC held in the “Transparent Pool” (i.e., ZEC for which the identity of the holder is known). Data from ZCHAIN also shows that as of May 16, 2019, 6,242,622.81 ZEC (or 95.4% of total ZEC outstanding) was held in the Transparent Pool and 304,058.44 ZEC (or 4.6% of total ZEC outstanding) was held in the Shielded Pool.

Transactions on the Zcash Network are validated through a proof-of-work mining algorithm.34 There are no restrictions on who can run a validating node.35 The specific proof-of-work algorithm used for verification is called Equihash.36 Based on a generalized birthday problem,37 Equihash is a memory-oriented algorithm, meaning that the amount of a mining computer’s available random access memory (“RAM”) is a determining factor for the pace of mining.38 Mining creates new blocks “while simultaneously validating transactions and securing the network.”39 As such, the mining community ensures the “decentralization and security of the Zcash cryptocurrency.”40

4.	Running Nodes and Implementing Improvements

As with the Bitcoin and Ethereum Networks, the Zcash Network is permissionless and therefore there are no restrictions on downloading and using the Zcash code to run a node. The total number of active nodes varies, with more than 4,700 unique nodes over the course of 2018.41 The Company operates seven of these nodes for purposes of testing the Zcash Network to make sure the software is running properly. The remainder of the nodes are, to the knowledge of the Company, run by persons unaffiliated with the Company.

The code implementing Zcash is open source and publicly available.42 Like Bitcoin Improvement Proposals (“BIPs”) and Ethereum Improvement Proposals (“EIPs”), proposals for upgrades and ongoing maintenance to the Zcash protocol are called Zcash Improvement Proposals (“ZIPs”).43 Anyone can propose a ZIP.

[34]	Company, Mining Zcash, supra note 21.
[35]	Zcash Technology, ZCASH COMMUNITY, https://www.zcashcommunity.com/technology/ (“The Zcash client provided by Company is a complete package that will let you run a full Node.”).
[36]	Zooko Wilcox and Jack Grigg, Why Equihash?, ZCASH (Apr. 15, 2016), https://z.cash/blog/why-equihash/. The Company also may change the proof-of-work algorithm if a flaw is discovered with Equihash. Id.
[37]

For more on the generalized birthday problem and its applications in cryptography, see generally David Wagner, A Generalized Birthday Problem (2002), https://pdfs.semanticscholar.org/3ce6/544a379e240be41a9ddb8c52597ac5e48e8b.pdf/.

[38]	Wilcox and Grigg, Why Equihash?, supra note 36.
[39]

Mining, ZCASH, supra note 21 (“Like most cryptocurrencies, Zcash relies on miners to add transactions to the blockchain. While all nodes in the Zcash network contribute to confirming the validity of transactions, it is the miners which take on the heavy lifting to secure the network.”);
ZEC—Zcash, https://cryptoscores.org/coin-index/zcash-zec/, CRYPTOSCORES.

[40]	Campbell, Zcash Strategy Update, November 2018, supra note 23.
[41]

Zchain Network—Zcash Network Visualization, ZCHAIN EXPLORER (as of Dec. 12, 2018), https://explorer.zcha.in/network?delta=31536000. Further, a large number of separate major mining pools have contributed mining power to the Zcash Network over the past month. See Zchain Network—Miners Statistics, ZCHAIN EXPLORER (as of Dec. 12, 2018), https://explorer.zcha.in/statistics/miners. To the Sponsor’s knowledge, none of the major mining pools are associated with the Company.

[42]	Zcash, GITHUB (last accessed Dec. 12, 2018), https://github.com/zcash/zcash.
[43]

While ZIPs bear many similarities to BIPs, one difference is that ZIPs need not propose an implementation. See Zcash Improvement Proposals (ZIPs), ZCASH DOCUMENTATION, https://zcash.readthedocs.io/en/latest/rtd_pages/index_zips.html.

Grayscale Investments, LLC	7	June 6, 2019

Because ZEC was based on BTC, it derives a significant amount of code from that protocol. In addition, many improvements to the Zcash code result from improvements to the BTC code (“upstream” developments) and as of the date of this memorandum, approximately half of the Zcash source code (as measured by lines of code) originated with Bitcoin or Bitcoin-based projects other than ZEC. On an ongoing basis, the Zcash Network stands to benefit from any developer contributions that improve the Bitcoin Network and other digital asset networks sharing code with the Zcash Network, because those improvements can be carried over to the Zcash code.

As with BTC and ETH, there can be multiple implementations, also called clients, for the Zcash protocol. Clients can have slight variations but nonetheless be compatible with one another. As of April 2019, the Zcash protocol’s most commonly used implementation is called “zcashd.” For comparison, although the vast majority of BTC nodes run the “Bitcoin Core” client,44 which is Satoshi Nakamoto’s original implementation and currently maintained by a group of core developers (also called Bitcoin Core), there are other lesser known clients that BTC nodes are able to run.45

Control over implementing upgrades into the zcashd client (e.g., implementing a particular ZIP) comes in the form of having “commit access” to zcashd on GitHub, where the zcashd code resides.46 GitHub is the open source development platform used by software developers for version control. Only individuals with commit access can “commit” code that results in new code being implemented into the client. As of April 2019, only members of the Company have commit access to zcashd. This arrangement is the same as that of other digital assets that the staff does not believe to be securities, such as BTC and ETH, wherein an identified group of persons are the sole participants who have commit access to a Github repository regarded as the most widely used implementation of the digital asset’s respective client software.47 For example, the current maintainer of Bitcoin Core is an individual named Wladimir J. van der Laan, who took over from Gavin Andresen, the individual designated by Satoshi Nakamoto as the lead developer of Bitcoin Core.48

[44]

Aaron van Wirdum, A Primer on Bitcoin Governance, or Why Developers Aren’t in Charge of the Protocol, BITCOIN MAGAZINE (Sep. 7, 2016), https://bitcoinmagazine.com/articles/a-primer-on-bitcoin-governance-or-why-developers-aren-t-in-charge-of-the-protocol-1473270427/.

[45]	Bitcoin Wiki, Clients, BITCOIN.IT, https://en.bitcoin.it/wiki/Clients.
[46]	Zcash, Zcash—Internet Money, GITHUB, https://github.com/zcash/zcash.
[47]	Bitcoin Improvement Proposals, Github.com (last accessed May 15, 2019), https://github.com/bitcoin/bips (explaining that approval of BIPs is required before their implementation into Bitcoin Core).
[48]

Wladimir J. van der Laan, Bitcoinwiki.org (last accessed May 15, 2019), https://en.bitcoinwiki.org/wiki/Wladimir_van_der_Laan; Gavin Andresen, Bitcoinwiki.org (last accessed May 15, 2019), https://en.bitcoinwiki.org/wiki/Gavin_Andresen.

Grayscale Investments, LLC	8	June 6, 2019

5.	Zcash Software Upgrade History and Process

The Zcash Network was fully functional for its intended purposes at launch. Since launch, the

Company has implemented small software updates approximately every six to eight weeks to the reference client, zcashd. Major updates, referred to as “network upgrades,” are more rare. In any case, according to the Company, neither these small software updates nor the more significant network upgrades have been necessary for the continued functioning of the Zcash Network.

Since the release of the original Zcash software (called Sprout), the Company has proposed three network updates to zcashd. The Company developed these updates and worked, or will work, with third parties to assist in their adoption.

The first network upgrade proposed by the Company, Overwinter, was implemented on June 26, 2018. Overwinter aimed to make initial upgrades on which future upgrades could be built.49 The next upgrade proposed by the Company, Sapling, was implemented on October 29, 2018. Sapling aimed to improve the efficiency of private transactions and thereby increase adoption by mobile and exchange operators and other vendors.50 Blossom, the Company’s most recent proposed upgrade, is expected to be implemented on October 28, 2019. The purpose of Blossom is to increase the frequency of blocks, which are currently mined approximately once every 2.5 minutes, to increase the network’s speed and usability.51

The Company has taken steps to facilitate the development of new applications for Zcash by people who are not associated with either the Company or the Foundation, thus promoting the decentralized development of the Zcash Network. Examples include, but are not limited to: publishing a detailed protocol specification, defining the ZIP process as a means for others to propose changes to zcashd, proposing a regular schedule of network upgrades to provide clarity about when such changes can be implemented and creating a reference wallet implementation with libraries and a software development kit that make it easier for third parties to add Zcash support to their software.

Although the Company, third-party developers and others can propose and make changes to zcashd, these changes do not automatically alter the protocol rules for all nodes.52 Participants on the network can ignore or reject updates.53 Nodes on the Zcash Network may opt-in to the upgrade or continue running the prior version of the protocol.54 Many ZEC users unaffiliated with the Company have also proposed or implemented forks and clones55 of the

[49]	Electric Coin Company, What is Overwinter?, ZCASH, https://z.cash/upgrade/overwinter/.
[50]	Electric Coin Company, What is Sapling?, ZCASH, https://z.cash/upgrade/sapling/.
[51]	Electric Coin Company, What is Blossom?, ZCASH, https://z.cash/upgrade/blossom.
[52]

See, e.g., JP Buntinx, Zcash (ZEC) Overwinter Upgrade Introduces Democratic Development Path, NEWS BTC (June 27, 2018), https://www.newsbtc.com/2018/06/27/zcash-overwinter-upgrade-introduces-a-two-tiered-governance-model/ (“Network nodes are not required to adhere to the latest rules, although it is still advised to do so regardless.”).

[53]

For example, in June and October of last year ZEC experienced two hard forks, referred to as Overwinter and Sapling, respectively. Though the Company advocated for miners, exchangers, wallets and vendors to embrace these forks, users were not—and could not be—compelled to do so. See, e.g., Josh Swihart, Overwinter Activated Successfully, ZCASH (June 26, 2018), https://z.cash/blog/overwinter-activated-successfully/.

[54]	Swihart, Overwinter Activated Successfully, supra note 55.
[55]

Rather than being a chain fork of a digital asset network, in which token owners receive a proportionate number of new tokens following the fork, clones are an entirely new blockchain with tokens that are created solely from the consensus mechanism of the given clone (e.g., mining, staking).

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Zcash Network, including clones that eliminated or altered the Founders’ Reward.56 Forks and clones of ZEC are a testament to the decentralized and lively nature of the Zcash Network, in which users propose changes to the code or create or turn to other networks if they are dissatisfied.

B.	The Company and the Foundation

1.	The Company

Since its founding, the Company has aimed to enhance the uses of ZEC and researched the development of the scalability and usability of the network.57 In this role, the Company supports the development of ZEC by, among other things, reviewing and implementing upgrades that become part of the main implementation of ZEC, zcashd. As described above, this is analogous to the Bitcoin Network, in which a group of core developers, known as Bitcoin Core, have ultimate control over reviewing and implementing BIPs into Bitcoin Core, the most commonly used Bitcoin client.58

The Company has also funded projects that it believes are “potentially beneficial to Zcash and the industry, and engaged in marketing such as public relations, content development, and filing and protecting trademarks.”59 The Company owns four U.S. federal trademarks, two registrations for “Zcash,” one registration for the “z” logo and one application for “Electric Coin Company.” In addition, the copyright for the code on Zcash’s GitHub is held by the individual ZEC or BTC contributors, but such code is published under open licensing so that anyone can copy, modify, and redistribute it.60

[56]

Rhett Creighton, Zcash Miners: Stop Paying 20% Genius Tax, DECENTRALIZE TODAY (Oct. 30, 2016), https://decentralize.today/zcash-miners-stop-paying-20-genius-tax-486d9f40884f. This became a new digital asset now known as Zclassic; see Zcash Minus Founders Reward, GITHUB, https://github.com/heyrhett/zcash-minus-founders-reward; Zclassic, GITHUB, https://github.com/z-classic/zclassic; Ycash Foundation, Announcing Ycash, The First “Friendly Fork” of the Zcash Blockchain, MEDIUM (Apr. 11, 2019), https://medium.com/@YcashFoundation/announcing-ycash-the-first-friendly-fork-of-the-zcash-blockchain-ac386ed6368c.

[57]	Swihart, Company Proposed Roadmap, supra note 17.
[58]	Frequently Asked Questions, supra note 19.
[59]	Swihart, Company Proposed Roadmap, supra note 17.
[60]

The software developers involved in zcashd include, as of the date of this memorandum and at a minimum, at least 380 contributors to the zcashd Github code repository as well as at least 600 contributors to the Bitcoin core Github repository, because portions of zcashd’s software are directly derived from the Bitcoin core client. This software is released and made available under a permissive copyright license known as the MIT license. The MIT license is widely used by software developers in both cryptocurrency as well as other open-source software projects to ensure that no participant author can ever restrict free use of the copyrighted code. Under this license, any person is free “to use, copy, modify, merge, publish, distribute, sublicense, and/or sell copies of the [s]oftware, and to permit persons to whom the [s]oftware is furnished to do so.” This permission is conditioned only on the requirement that all copies or substantial portions of the software must be released under the same permissive license. Therefore, while various persons at the Company, the Foundation, and various third parties may own copyrights in the code to the zcashd client, none of them may use these rights to restrict access to the zcashd client or to restrict the development of derivative works (e.g. alternative clients, wallet software, or forks or clones of Zcash).

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The Company funded its venture through the sale of conventional equity securities in two outside funding rounds, raising $3 million in total.61 In addition to entities affiliated with the Sponsor, outside investors have included investment firms as well as individuals.62 These outside investors collectively own 16.4% of the equity of the Company63 and, in addition to their ownership rights in the company, have been allocated a pro rata share of the Founders’ Reward.64 Unlike the portion of the Founders’ Reward designated for founders, employees, advisors, the Company and the Foundation, which will be allocated over the course of a four-year period ending in 2020, the portion of the Founders’ Reward allocated to these early-stage investors was allocated to them over the course of one year.65 The ZEC received by outside investors in the Company represents 1.65% of the total 21 million ZEC that will ultimately be mined.

2.	The Foundation

a.	Establishment and Purpose

The Foundation was established in 2017 as a non-profit organization under Section 501(c)(3) of the Internal Revenue Code.66 The Foundation is dedicated to building internet payment and privacy infrastructure for the public good, primarily serving the users of the Zcash protocol and blockchain. Notably, the Foundation’s mission is dedicated to internet payment and privacy infrastructure in general, and not specifically the Zcash Network. The Foundation has historically focused on the Zcash Network because it believes ZEC is currently the best solution for financial privacy.

The Foundation is intended to “provide a natural locus for voluntary governance, i.e., for maintenance and evolution of the protocols and software” of the Zcash Network.67 The Foundation seeks to ensure that Zcash is “developed and maintained by an open and diverse community of experts and enthusiasts.”68

b.	Current Activities

To date, the Foundation’s support for the Zcash protocol has been limited to building applications that run on top of the Zcash protocol rather than contributing to the underlying Zcash protocol. For example, the Foundation has developed code for operating ZEC wallets69 and BOLT,70 a

[61]

Wilcox, Funding, Incentives, and Governance, supra note 16 (February 2016 blog post announcing $1 million funding round); Wilcox, Continued Funding and Transparency, supra note 24 (September 2016 blog post announcing additional $2 million funding round).

[62]	Frequently Asked Questions, supra note 19.
[63]	Wilcox, Continued Funding and Transparency, supra note 24.
[64]	Id.
[65]	Id.
[66]	The Foundation, ZCASH (last accessed Dec. 11, 2018), https://z.cash.foundation/.
[67]	Wilcox, Funding, Incentives, and Governance, supra note 16.
[68]	Foundation Mission Statement, GITHUB https://github.com/ZcashFoundation/ZcashFoundation/blob/master/MISSION.md
[69]	Foundation, Zepo | ZEC Wallet, GITHUB, https://github.com/ZcashFoundation/zepio; Foundation, Zec Wallet, GITHUB, https://github.com/ZcashFoundation/zecwallet.
[70]	Foundation, libbolt, GITHUB, https://github.com/ZcashFoundation/libbolt.

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second layer solution to improve ZEC’s scalability and speed, similar to the Bitcoin Network’s Lightning.71 The Foundation has also supported cryptographic researchers that contribute to non-ZEC-specific technology, such as Bulletproofs, a new cryptographic protocol that may increase the privacy and security of privacy-preserving digital assets like ZEC.72

In October 2018, the Foundation announced a partnership with Parity Technologies Limited, a blockchain development company, to build a new client for Zcash (the “Foundation/Parity Client”) as an alternative to the current main client (i.e., node software), zcashd.73 This client will also be developed and released free to the public as open-source software. The Foundation expects that an alternative implementation will increase the Zcash Network’s security and decentralization.74 As of the date of this memorandum, the Foundation/Parity Client development is in process but nearing completion and likely to be deployed in the next few months.

In March 2019, the Foundation published a proposal to amend the process of reviewing ZIPs in zcashd (the “ZIP Process Amendment”).75 Historically, the Company has reviewed ZIPs for inclusion into zcashd. Under the ZIP Process Amendment, approval from at least two “ZIP Editors,” one from the Company and one from the Foundation, with additional ZIP Editors to be added following consensus among current ZIP Editors, would be required to approve a ZIP before that ZIP could be implemented into zcashd.76 This amendment would give the Foundation and other contributors a more active role in the ZIP process for zcashd alongside the Company. The Foundation also believes this proposal complements the expected multi-client ecosystem for ZEC, which includes zcashd and the forthcoming Foundation/Parity Client, and further increases the decentralization of ZEC. The Company has supported this proposal.

Other Foundation activities include sponsoring Zcon, “a conference for developers, miners, and other community members”77 and may in the future extend to “organiz[ing] mailing lists that give voice to groups of stakeholders that might not otherwise have them.”78

[71]	Lightning Network, Lightning Network—Scalable, Instance Bitcoin/Blockchain Transactions, LIGHTNING.NETWORK, https://lightning.network/.
[72]	Foundation, A Bulletproof Update, YouTube (June 27, 2018), https://www.youtube.com/watch?v=LulbpwY_xM0.
[73]	Foundation, Press Release: Announcing a Partnership with Parity Technologies, ZFND (Oct. 30, 2018), https://www.zfnd.org/blog/parity-partnership/.
[74]	Id.
[75]	Foundation, The New ZIP Process and Zcash Governance, ZFND (Mar. 5, 2019), https://www.zfnd.org/blog/new-zip-process/.
[76]

Of course, even if a ZIP is not approved through the ZIP process for official implementation, users would, as explained above, still be free to effect the improvements described in the ZIP through other means. And even if the ZIP is approved through the ZIP process for official implementation, to actually effect that implementation, the ZIP must still be adopted by users who decide to use the new code.

[77]

Zcon, a privacy and cryptography conference, is hosted annually by the Foundation. Sonya Mann, Our Mission, GITHUB, https://github.com/ZcashFoundation/zfnd/blob/master/about/mission.md. See also Foundation, Zcon, Annual Privacy Conference, ZFND, https://www.zfnd.org/zcon/.

[78]	Mann, supra note 80.

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c.	Relationship with the Company

Certain recipients of the Founders’ Reward (some of whom were founders of the Company, and some of whom were independent researchers who contributed to the Zcash protocol) committed to donate a portion of their Founders’ Reward (amounting to 273,000 ZEC) to the Foundation.79 From the outset, however, the Company and the Foundation have remained independent from each other. The original directors on the Foundation’s board were not employees of the Company,80 and the Company and the Foundation remain independent from one another to this day.81

None of the Foundation’s directors, management or employees is employed by or is a director of the Company.82 Aside from limited coordination efforts in connection with Zcon, there are no other joint efforts or services between the Company and the Foundation,83 and there are currently no written agreements between the two parties, although there may be in the future.

The Foundation’s tax status as a charitable organization was approved based upon—and remains predicated upon—the Foundation’s faithful commitment to the values and activities described in its addendum to IRS Form 1023.84 This document outlines the full range of activities in which the Foundation may engage, a range that is explicitly limited to activities that will benefit the public at large rather than any specific individual. These activities are public education, non-proprietary scientific research, maintenance of public infrastructure, and grant-making in furtherance of the public benefit (e.g., to other public charities or persons committed to furthering the charitable purpose of the Foundation).85 Donors to the Foundation, including those who have committed portions of their Founders’ Reward to the Foundation, have no claim or say over how their donations may be used.

III.	Howey Applied to ZEC

Below we analyze ZEC under each prong of the Howey test. Although the allocation of a portion of the Founders’ Reward to outside investors poses a complicating factor for the analysis of certain Howey prongs, for the reasons discussed below we believe it is reasonable to conclude that all or most necessary elements of Howey are not present with ZEC in its current form, and that therefore ZEC is not an investment contract or security under the federal securities laws.

[79]	Wilcox, Continued Funding and Transparency, supra note 24.
[80]	Zooko Wilcox, Announcing the Foundation, ZCASH (Mar. 17, 2017), https://z.cash/blog/announcing-the-zcash-foundation/;
[81]

See Electric Coin Company, About, ZCASH, https://z.cash/about/; Zcash Foundation, First Announcement from the Zcash Foundation, ZCASH FOUNDATION (Mar. 7, 2017), https://www.zfnd.org/blog/hello-world/; Rachel Rose O’Leary, Zcash Votes Against ASIC Resistance In Boon for Big Miners, COINDESK (June 28, 2018) (“Operating independently of the Zcash Company, the Zcash Foundation is intending to decentralize the decision-making power on the network through the governance panel.”).

[82]	Zcash Foundation, About, ZCASH FOUNDATION, https://www.zfnd.org/about/.
[83]

As discussed above, under the ZIP Process Amendment, approval from at least two ZIP Editors, one from the Company and one from the Foundation would be required to approve a ZIP before that ZIP could be implemented into zcashd. This does not represent a joint undertaking, however, as the views of the Company’s ZIP Editor and the Foundation’s ZIP Editor may diverge, and neither can control the other.

[84]	Zcash Foundation, Zcash Foundation 1023, GITHUB (Sept. 11, 2018), https://github.com/ZcashFoundation/zfnd/blob/master/about/incorporation-docs/Zcash%20Foundation%201023.pdf.
[85]	Id.

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A.	Investment of Money

The Digital Asset Framework notes that this prong of the Howey test is typically satisfied for digital assets. This may be true for some digital assets that are not entirely generated through mining, but a digital asset that is initially obtained in all cases through mining such as ZEC, like BTC before it, presents a different set of facts.

1.	Mining of ZEC

To constitute an investment of money, “the person found to have been an investor [must have chosen] to give up a specific consideration in return for a separable financial interest with the characteristics of a security.”86 Holders who received ZEC through their own mining efforts have not “give[n] up a specific consideration” in exchange for ZEC and thus, as far as these holders are concerned, this prong of the Howey test is not satisfied.

As noted above, like BTC, all ZEC are in the first instance generated by, rather than sold to, “miners” who perform computationally intense cryptographic functions to validate transactions. The validation algorithm automatically rewards miners with units of ZEC for their contribution to the network. Units of ZEC (currently 10) are awarded to a miner once every 2.5 minutes with the number awarded halving every four years. Because of these two properties, enforced by the software shared by all ZEC miners, there will never be more than 21 million ZEC in existence.87 The concept of mining ZEC is analogous to mining a precious metal. Rather than buying ZEC from an issuer, miners of ZEC, like miners of gold, expend resources to unearth a valuable commodity, which they may hold or sell to others.

Overall, the facts and circumstances surrounding ZEC miners’ efforts to obtain ZEC are not the type of “tangible and definable consideration” courts have found to fulfill the “investment of money” element of the Howey test.88 As the Ninth Circuit has explained, “an investment of money” means “the investor must commit his assets to the enterprise in such a manner as to subject himself to financial loss.”89 In Hector v. Wiens, for example, a promissory note to a bank was an investment of money because “[w]hen the investment went sour, the plaintiff was still liable on the promissory note and hence was subject to financial loss.”90 This is not the case here. Any financial risk to a miner of ZEC is associated with the miner’s independent success at generating ZEC and subsequent decision to sell, hold or use the generated ZEC.

[86]	Daniel, supra note 8, 439 U.S. 551 at 559 (holding an employee’s exchange of part of his labor for contributions to a pension plan was insufficient to constitute an investment of money).
[87]	Wilcox, Funding, Incentives, and Governance, supra note 16.
[88]	Daniel, supra note 8, 439 U.S. at 560 (using “tangible and definable consideration” concept); Uselton v. Commercial Lovelace Motor Freight, Inc., 940 F.2d 564, 575 (10th Cir. 1991) (same).
[89]

See Hector v. Wiens, 533 F.2d 429, 432 (9th Cir. 1976); see also Gary Plastic Packaging v. Merrill Lynch, Pierce, 756 F.2d 230, 239 (2d Cir. 1985) (stating risk of loss requirement results from Marine Bank v. Weaver, 45 U.S. 551 (1982)).

[90]	Wiens, supra note 88, 533 F.2d at 432–33.

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Further, although ZEC may be purchased on the secondary market, to the extent these purchases involve an “investment of money,” these purchases are not relevant to the Howey analysis of whether an instrument is an investment contract. As the Supreme Court has noted, to constitute an investment contract under Howey, a purchaser’s profits must result from “capital appreciation resulting from the development of the initial investment . . . or a participation in earnings resulting from the use of investors’ funds.”91 Because ZEC can only be created through mining, there was never an “initial investment,” so secondary market purchases of ZEC cannot constitute an “initial investment” or “use of investor funds” that would create an “investment of money” for Howey purposes. Indeed, if secondary cash market purchases of an asset satisfied the first prong of the Howey analysis, any tradable asset, whether or not a security, would satisfy this prong and the prong would lack any analytical justification.

2.	Founders’ Reward

Although all ZEC is initially created through mining, some recipients of ZEC received or will receive the asset as a share of the Founders’ Reward. Recipients of the Founders’ Reward include Zcash’s founders, scientists and employees, as well as certain early stage investors in the Company. We analyze each group separately.

a.	Founders, Scientists and Employees

Participants in the Founders’ Reward who are not investors should have the same status as miners, because in cases where the Founders’ Reward is allocated in exchange for nonmonetary contributions to the development of ZEC, those contributions also do not represent an investment of money.92 The investments that these persons have made that now entitle them to a portion of the Founders’ Reward were investments of labor and effort, not money. As described by the Supreme Court in Daniel, when “an employee is selling his labor primarily to obtain a livelihood, [he] is not making an investment.”93 There, the Court held that employees who received pension plan participations in return for their labor did not invest money for purposes of the Howey test: “[o]nly in the most abstract sense may it be said that an employee ‘exchanges’ some portion of his labor in return for these possible benefits.”94 This reasoning applies with equal force to the founders, scientists and employees behind Zcash.

The efforts of the founders, scientists and employees behind Zcash are also not similar to the employee contributions in a voluntary and contributory stock ownership plan held to be a security in Uselton v. Commercial Lovelace Motor Freight, Inc.95 There, the Tenth Circuit

[91]	United Hous. Found., Inc. v. Forman, 421 U.S. 837, 852 (1975).
[92]

The Digital Asset Framework states that “[t]he lack of monetary consideration for digital assets . . . does not mean that the investment of money prong is not satisfied.” Digital Asset Framework, supra note 2 at 12 n.9. It is not clear what the Digital Asset Framework intends to suggest with this comment, as no case law is cited to support this proposition. The Digital Asset Framework does go on to describe bounty programs and air drops, again without citing to case law, but neither of those are at issue here.

[93]	Daniel, supra note 8, 439 U.S. at 560.
[94]	Id.
[95]

Commercial Lovelace, supra note 87, 940 F.2d at 574–75 (“[T]he ‘investment’ may take the form of ‘goods and services,’ or some other ‘exchange of value,’” but nonetheless must be “tangible and definable consideration.” (citations omitted)).

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found an investment of money where employees “contribute[] their legal right to a portion of their wages to [their employer] in return for the right to acquire [the employer’s stock through the stock ownership plan] and to participate in [the employer’s] profit-sharing plan.”96 The employees were thus giving up the “tangible and definable consideration” considered to fulfill this element because, but for their contributions to the plan, the amount of the contributions was guaranteed to be paid to them at the end of every pay cycle. In contrast, Zcash’s founders, scientists and employees have not given up a “right” to any definable amount of income, nor can it be said that they are guaranteed the opportunity cost of their labor but for their time spent developing Zcash.

b.	Investors in the Company

With respect to certain early-stage investors in the Company, the Founders’ Reward allocation to these investors is a complicating factor for the “investment of money” prong of the Howey analysis, because one could argue that risk capital was exchanged for a future allocation of ZEC. However, it seems more appropriate to characterize the investors’ share of the Founders’ Reward as a secondary transaction between the founders, on the one hand, and the investors, on the other, because the founders gave up ZEC to which they would otherwise have been entitled as an inducement to the investors, and no incremental ZEC was created in order to satisfy an obligation to the investors.

Viewed in this light, the cash investment made by outside investors does not represent an “initial investment” but rather a purchase from the founders of ZEC to which those founders’ own development efforts entitled them. As discussed above, secondary market transactions of this kind should not implicate the investment of money prong. The SEC staff has already informally reached this conclusion with respect to BTC and ETH, where there are significant secondary market cash transactions. The same logic applies with respect to ZEC.

It should be noted that this characteristic of the distribution of ZEC differs in several respects from many initial coin offerings (“ICOs”) conducted in the last few years. First, unlike ICOs that have been the subject of recent Commission enforcement actions, the ZEC to which outside investors became entitled represented a small portion of the ZEC that will ultimately be distributed—as noted above, just 1.65%.97 Second, the investment did not provide the outside investors with a right to, or delivery of, “pre-mined” non-functional tokens that could be traded as a speculative instrument. Rather, ZEC was only delivered once the Zcash Network launched and Zcash was fully functional. Third, though some ZEC was ultimately distributed to outside investors as partial consideration for their investment in the Company, this arrangement did not alter the way that the ZEC allocated to these investors was created: like all ZEC, this ZEC was mined by third parties.

Finally, even if the cash contributed by the early-stage investors were treated as an investment of money for Howey purposes, and even if each other element of the Howey test were satisfied with respect to ZEC, this would not mean that the ZEC token was itself an investment contract under Howey, any more than the citrus fruits in Howey were securities. At most, it would raise a

[96]	See id. at 575.
[97]

Compare this to the Paragon order, supra note 4 at 3 (sale through ICO of 100 million tokens, representing 50% of the 200 million total tokens available) and the AirFox order, supra note 4 at 3, 4 (sale through ICO of 1.06 billion tokens, representing roughly 70% of the 1.5 billion total tokens available).

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question of the validity of the private-placement transaction in which these investors obtained their ZEC. For these reasons, it seems reasonable to conclude that this particular form of outside investor participation should not tip the balance towards overall satisfaction of the “investment of money” prong for ZEC.

B.	Common Enterprise

Two separate interpretations of the “common enterprise” factor of the Howey test are used by the federal circuits, the first requiring “horizontal commonality” and the second requiring “vertical commonality.”98 The Digital Asset Framework asserted that in evaluating digital assets, a “common enterprise” typically exists because, in the staff’s experience to date, “the fortunes of digital asset purchasers have been linked to each other or to the success of the promoter’s efforts.”99

In the case of ZEC, however, there is no “purchaser” at all. Moreover, the decentralized nature of the Zcash Network precludes either horizontal commonality among network participants or vertical commonality with promoters.

1.	Horizontal Commonality

For a finding of horizontal commonality, parties must pool their money to fund a venture in which they share profits and losses on a pro rata basis.100 For example, horizontal commonality exists where a website pools investors’ funds into a single account and invests those funds in the shares of a “privileged company,” with investors sharing in “the profits and risk of the enterprise.”101 As all ZEC is initially mined rather than issued, no pooling of investor funds could have occurred for which profits or losses would be shared. Although all holders of ZEC share pro rata in fluctuations in the market price of ZEC, miners cannot be said to be contributing funds, much less pooling them. The concept of a “common enterprise” is also inapposite when applied to mining because miners compete with each other to obtain ZEC, in contrast to the cooperation among investors in a common enterprise. Indeed, a large number of disparate miners compete, rather than cooperate, to mine ZEC.102

[98]

SEC v. SG Ltd., 265 F.3d 42, 49 (1st Cir. 2001) (citing cases). The Second Circuit, for example, has rejected the broad vertical commonality test for collapsing this element of Howey with the final element and thereby not giving effect to each of the elements identified by the Supreme Court. See, e.g., Revak v. SEC Realty Corp., 18 F.3d 81, 88 (2d Cir. 1994) (“If a common enterprise can be established by the mere showing that the fortunes of investors are tied to the efforts of the promoter, two separate questions posed by Howey—whether a common enterprise exists and whether the investors’ profits are to be derived solely from the efforts of others—are effectively merged into a single inquiry: whether the fortuity of the investments collectively is essentially dependent upon promoter expertise.” (internal quotation marks omitted)). The Digital Asset Framework, in contrast, notes that the SEC “does not require vertical or horizontal commonality per se, nor does it view a ‘common enterprise’ as a distinct element of the term ‘investment contract.’” Digital Asset Framework, supra note 2 at 13 n.10.

[99]	Digital Asset Framework, supra note 2 at 13 n.11.
100	See, e.g., SEC v. Infinity Grp. Co., 212 F.3d 180, 188 (3d Cir. 2000).
101	SG Ltd., supra note 97, 265 F.3d at 50.
102	Zchain Network—Miners Statistics, supra note 41.

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The other manners of acquiring ZEC do not affect the analysis of whether miners are in the first instance pooling funds. First, and as discussed in Part III.A.1 above, the founders, scientists, and employees behind Zcash may have collectively contributed their efforts in order to develop the Company and Zcash, but cannot be said to be pooling their funds in the meaning of the Howey test. Although outside investors in the Company contributed funds that may have been pooled, these funds were used in part to finance what can more appropriately be viewed as a secondary purchase of ZEC from the founders. These investors may have horizontal commonality with other Company equity investors, but not with ZEC holders at large in a way that would cause ZEC itself to exhibit horizontal commonality.

2.	Vertical Commonality

The concept of vertical commonality is based on the link between the fortunes of investors and promoters.103 Courts apply two variants of vertical commonality. “Broad” vertical commonality is met where the fortunes of investors depend upon the promoter’s expertise.104 To that end, broad vertical commonality is very similar, if not identical, to the final element of the Howey test regarding reliance on the efforts of others.105 “Strict” vertical commonality is a slightly more rigorous test, requiring that “investors’ fortunes be interwoven with and dependent upon the efforts and success of those seeking the investment or of third parties.”106 This approach requires that “the fortunes of [promoters] and [investors] [be] linked so that they rise and fall together.”107

ZEC does not exhibit vertical commonality between investors and promoters under either the broad or strict vertical commonality tests. The fortune of any miner is dependent primarily upon the miner’s own efforts rather than any reliance on the Company. As noted earlier, anyone can set up an operation to mine ZEC, and anyone can control a node. The success of an individual’s mining effort depends upon the miner’s own skill and good fortune. The ultimate value of ZEC that miners receive as a reward for their efforts fluctuates in substantial part—as with other commodities—based upon fluctuations in the wider market for the asset. Significantly, and as described further in Part III.D below, it is not possible to pinpoint exactly who miners of ZEC are relying upon because there are many developers, miners, node operators and other parties whose activities potentially affect the utility and value of ZEC.

Secondary-market purchasers of ZEC are also not in vertical commonality with Zcash promoters, including the Company. Such purchasers will depend in large part upon market forces and general market demand and sentiment for cryptocurrencies in order to benefit from ownership of ZEC. In addition, fortunes of the Company are not necessarily “interwoven” with the fortunes of ZEC holders because the Company may have independent value not tied to ZEC. The Company’s portion of the Founders’ Reward will represent only 1.19% of the 21 million ZEC that will ultimately be created.108 At the same time, the Company may develop technology that is valued by the public at large but that, for various reasons, is not incorporated into ZEC because the decentralized nature of ZEC means that the Company cannot force ZEC users to adopt its proposed upgrades.

103	SG Ltd., supra note 97, 265 F.3d at 49–50 (internal citations and quotation marks omitted).
104	Long v. Shultz Cattle Co., Inc., 881 F.2d 129, 140 (5th Cir. 1989); SEC v Continental Commodities Corp., 497 F.2d 516, 522 (5th Cir., 1974).
105	See SEC Realty Corp., supra note 97, 18 F.3d at 88.
106	SG Ltd., supra note 97, 265 F.3d at 49.
107	Dooner v. NMI Ltd., 725 F.Supp. 153, 159 (1989).
108	Wilcox, Continued Funding and Transparency, supra note 24.

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Similarly, even if the Company were to cease operations or otherwise stop contributing to zcashd, third party developers and other organizations would be able to carry on the work of maintaining the software and the competitive mining industry would carry on operating the Zcash Network. The price of ZEC, like that of other commodities, would continue to be set by markets where buyers and sellers base their individual decisions on public information concerning numerous factors they gauge likely to influence the future supply and demand of ZEC.

C.	Expectation of Profits

1.	In General

Whether purchasers of a digital asset have an “expectation of profits”—as opposed to an expectation of actual consumptive use—is a key element under Howey that distinguishes those digital assets that are securities from those that are not. The question of purchasers’ expectations is crucial: “[c]entral to this test is the promotional emphasis of the developer” and whether the developer emphasized the investment or consumptive aspects of the purchase.109

The Digital Asset Framework further confirmed that digital assets with certain types of use or consumption characteristics are less likely to be investment contracts. For example, the staff explained that with respect to a digital asset referred to as a virtual currency, that digital asset is less likely to be security if the digital asset can immediately be used to make payments in a wide variety of contexts, or acts as a substitute for real (or fiat) currency.

As discussed below, ZEC possesses this characteristic, and others, all of which make clear the consumptive purposes and current uses of ZEC.

2.	ZEC’s Use as a Virtual Currency

The core functionality of ZEC, like BTC, the digital asset on which it is based, is as a virtual currency. ZEC takes BTC and improves upon it. From the start of the Zcash Network, the Zcash protocol’s inclusion of zero-knowledge proofs and associated advancements in cryptography allowed users to make privacy-preserving or “shielded” transactions. This new functionality was available to users immediately upon their obtaining ZEC through mining or transfers from other users on the Zcash Network. Accordingly, ZEC fits comfortably within the Digital Asset Framework’s reference to digital assets that “can immediately be used to make payments in a wide variety of contexts, or acts as a substitute for real (or fiat) currency.”110

Both ZEC and BTC serve as a store of value111 and, as described above, ZEC adds privacy to BTC’s existing use cases (e.g., enabling internet commerce, and use as an intermediary

109

Aldrich v. McCulloch Properties, Inc., 627 F.2d 1036, 1040 (10th Cir. 1980); see also SEC No-Action Letter, The Ticket Reserve, Inc., 2003 WL 22195093 (Division of Corporation Finance would not recommend enforcement action despite the existence of some profit motive where there was also a consumptive use).

110	Digital Asset Framework, supra note 2 at 9 (suggesting that a digital asset with this characteristic is less likely to be a security).
111	Id. (suggesting that a digital asset that “operates as a store of value” is less likely to be a security).

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currency to facilitate less expensive and faster cross-border remittances).112 Federal courts have held BTC qualifies as “money” for some purposes, on the basis that BTC “acts as a denominator of value, and is used to conduct financial transactions.”113 Though the courts do not yet appear to have considered whether ZEC qualifies as money, given its extensive similarities to BTC in design and use, we believe courts would be likely to hold the same with respect to ZEC. Therefore, unlike the citrus-grove purchasers in Howey, whom the Supreme Court held were “attracted solely by the prospects of a return on their investment,”114 purchasers of ZEC would appear to be attracted by its consumptive use as a currency, not merely as a way to gain exposure to an asset they expect to increase in value.

As noted above, over 200 vendors, services, stores and non-profit organizations currently accept Zcash payments.115 In addition, based on discussions with the Sponsor, the Company and the Foundation, we understand that the quantity of ZEC held in the Shielded Pool is for consumptive use because, for technological or other reasons, virtual-currency trading platforms generally do not support116 private transactions from the Zcash Network.117 Given that these ZEC cannot be readily used to trade on secondary markets, it is reasonable to assume that owners of this ZEC value their ZEC as a means to maintain financial privacy rather than as a speculative investment to be traded. Data from ZCHAIN shows that as of May 16, 2019, 304,058.44 ZEC (or 4.6% of total ZEC outstanding) was held in the Shielded Pool and that at least 11,217, or 8.6%, of ZEC transactions were private.118 Of course, ZEC held in the Transparent Pool may also be used for private transactions as well as for trading for other digital assets, some of which may be used to obtain goods or services through other protocols or smart contracts.119 Although the number of these private transactions cannot be ascertained, it is likely to add to the number of transactions reflected in the Shielded Pool. Vendors’ acceptance of ZEC and the quantity of ZEC being used for consumptive purposes illustrates that, unlike many ICO securities that are sold with speculative claims of future

112

See SEC v. Shavers, No. 4:13-CV-416, 2013 WL 4028182, at *1 (E.D. Tex. Aug. 6, 2013) (“Bitcoin was designed to reduce transaction costs, and allows users to work together to validate transactions by creating a public record of the chain of custody of each Bitcoin”).

113	United States v. Faiella, 39 F. Supp. 3d 544, 545 (S.D.N.Y. 2014); see also Shavers, supra note 111, 2013 WL 4028182, at *2.
114	W.J. Howey Co., supra note 5, at 300.
115	Pay with Zcash, ZCASH COMMUNITY, https://www.zcashcommunity.com/pay-with-zcash/.
116

As of the date of this memorandum, and to the best of our knowledge, only one of the nearly 200 markets that trades ZEC as reported by CoinMarketCap.com supports shielded transactions. See The Rock Trading, https://www.therocktrading.com/.

117

Shina, Laura, Zcash’s Zooko Wilcox on Why He Believes Privacy Coins Will Be Used More for Good Than Bad, UNCHAINED PODCAST (Mar. 27, 2018) (mins: 37:00 - 41:00, Zooko Wilcox indicating that most exchanges only support “unshielded” (i.e., transparent) transactions due to the computational complexity of “shielded” (i.e., private) transactions.), https://unchainedpodcast.com/zcashs-zooko-wilcox-on-why-he-believes-privacy-coins-will-be-used-more-for-good-than-bad/; Coinbase, ZEC is now available to trade on Coinbase Pro (Updated), THE COINBASE BLOG (Nov. 29, 2018) (“Initially, we will support deposits from both transparent and shielded addresses, but only support withdrawals to transparent addresses.”), https://blog.coinbase.com/zcash-zec-is-launching-on-coinbase-pro-b925309ce09c.

118	ZCHAIN, Usage Statistics, ZCHAIN, https://zcha.in/statistics/usage.
119	For example, a company may exchange ZEC for Basic Attention Tokens on the Coinbase trading platform, and then use the tokens to pay for advertising on the Brave Browser.

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consumptive use in a yet-to-be-developed “ecosystem,”120 the valuable, privacy-enabled current consumptive uses of ZEC are apparent to mainstream businesses and individuals. These use cases exist today and are not merely speculation about the future—a key factor noted by Commission staff earlier last year in differentiating between digital assets that are securities and those that are not.121

As The Economist has recognized, the openness of the BTC ledger represents a “serious barrier” for banks and Zcash is thus a “promising” alternative.122 Indeed, in 2017 JPMorgan Chase worked with the Company to integrate the same privacy solution underlying Zcash into its own proprietary blockchain product.123 Apple Inc. has likewise recognized that its customers may desire to use ZEC as a currency, and has permitted digital wallet applications to introduce updates designed for that purpose.124 Provenance, a provider of supply-chain technology, has noted that privacy-focused offerings like Zcash are “very good candidates to underpin the next generation of privacy-preserving digital services.”125 In fact, the Ethereum Foundation has advocated the incorporation of Zcash’s privacy characteristics into the Ethereum Network’s smart contracts.126 These and other uses have led the MIT Technology Review to declare that Zcash’s use of zero-knowledge proofs has the potential to “take blockchains mainstream,” thus opening the door to “many applications beyond finance.”127 Zcash and its underlying technology are therefore plainly intended primarily for consumptive purposes, rather than speculation.

120

See, e.g., Munchee order, supra note 4, at 4 (“While Munchee told potential purchasers that they would be able to use MUN tokens to buy goods or services in the future after Munchee created an ‘ecosystem,’ no one was able to buy any good or service with MUN throughout the relevant period”); Paragon order, supra note 4 at 4 (“a principal of Paragon stated that Paragon, ‘will be using this money to build an entire ecosystem around our token that we’re expecting to bring much more value to the token than what[sic] it’s offered at right now’”); AirFox order, supra note 4 at 3 (“AirFox explained to prospective investors in a blog post that the ‘AirFox browser is still considered “beta” quality and will continue to be improved over the coming months as we execute on the AirToken plan’.”).

121

Hinman, When Howey Met Gary, supra note 10 (explaining that the Howey test as applied to digital assets should consider whether the digital asset (or network or system) is operational as an indication of whether the digital asset has any practical uses other than for speculation on the success of the enterprise).

122	Known Unknown, THE ECONOMIST (Oct. 27, 2016), https://www.economist.com/finance-and-economics/2016/10/27/known-unknown
123	Michael del Castillo, JPMorgan Integrates Zcash Privacy Tech Into Quorum Blockchain, COINDESK (Oct. 17, 2017), https://www.coindesk.com/jpmorgan-integrates-zcash-privacy-tech-enterprise-blockchain.
124

Paige Peterson and Zooko Wilcox, Zcash on iOS, ZCASH (Apr. 14, 2017), https://z.cash/blog/zcash-on-ios/ (“With the inclusion of Zcash, now hundreds of millions of users have the ability to send and receive Zcash from their iPhones.”).

125

Faisal Chaudhuri, The blockchain revolution: audit efficiency & trust in sustainably certified supply chains, PROVENANCE (Nov. 7, 2018), https://www.provenance.org/news/technology/the-blockchain-revolution-audit-efficiency-trust-in-sustainably-certified-supply-chains (“With the example of the privacy-focused cryptocurrency Zcash, blockchains are being upgraded with advanced privacy tools. In particular, zero knowledge proofs used by Zcash itself make it possible to hide transaction details while still enforcing certain rules, such as preventing double spending, or proving an aggregated statement without revealing individual values.”)

126	Christian Reitwiessner, An Update on Integrating Zcash on Ethereum (ZoE), ETHEREUM BLOG (Jan. 19, 2017), https://blog.ethereum.org/2017/01/19/update-integrating-zcash-ethereum/.
127

Mike Orcutt, A Mind-Bending Cryptographic Trick Promises to Take Blockchains Mainstream, MIT TECHNOLOGY REVIEW (Nov. 9, 2017), https://www.technologyreview.com/s/609448/a-mind-bending-cryptographic-trick-promises-to-take-blockchains-mainstream/amp/.

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Zcash also provides significant value to individuals by “helping marginalized groups leverage privacy technology to protect themselves.”128 Zcash is thus a tool that can be used to combat repressive governments around the world. In Venezuela, for example, ZEC has been used as an intermediary currency to assist Venezuelans in converting local currency to U.S. dollars while protecting their own identities.129 In addition to its privacy features, ZEC’s relatively low transaction fees make it a more attractive cryptocurrency for this purpose than BTC.130

Regulators also appear to have recognized that Zcash has appropriate uses, notwithstanding concerns about potential illicit use. For example, a founder of Zcash participated in a recent meeting with leadership of the New York Department of Financial Services (“NYDFS”) in which a representative of the regulator reportedly acknowledged that “[w]e all agree that we don’t want the pocketbooks of our families and the citizens of our communities to be exposed to everyone on the internet.”131 In other venues, the NYDFS has highlighted the private nature of Zcash transactions and has stated that NYDFS approval of ZEC for trading by regulated financial institutions “continues New York’s longstanding commitment to innovation and leadership in the global marketplace.”132

3.	Other Factors Cited in the Digital Asset Framework

As illustrated above, ZEC fits well within the factors cited in the Digital Asset Framework as evidencing digital assets that are unlikely to be securities. Conversely, ZEC lacks many of the features that the staff has said make a digital asset more likely to be a security.

a.	Marketing of ZEC

ZEC appears to be marketed primarily for its consumptive uses,133 rather than for investment potential, thus avoiding giving rise to an investor expectation of profit.134 The Zerocash Proposal focused on ZEC’s use as currency, the protocol’s novel utilization of scientific breakthroughs in cryptography (i.e., zero-knowledge proofs), and the benefits of utilizing private transactions on a blockchain. The Company website similarly explains that ZEC users may use ZEC to “buy goods and services,” or may “exchange it for another kind of money,

128	The Foundation Welcomes a Communications Manager, ZCASH (May 4, 2018), https://z.cash.foundation/blog/welcome-sonya/.
129	Michael del Castillo, The Anti-Petro? Zcash Throws Venezuelans a Lifeline, COINDESK (Apr. 9, 2018), https://www.coindesk.com/anti-petro-zcash-throwing-venezuelans-lifeline.
130	Id.
131	Brian Patrick Eha, Zooko Wilcox Says Regulators Like the Privacy of Zcash, BREAKER (Nov. 1, 2018), https://breakermag.com/zooko-wilcox-says-regulators-like-the-privacy-of-zcash/
132	See, e.g., NYDFS, DFS Authorizes Gemini Trust Company to Provide Additional Virtual Currency Products and Services (May 14, 2018), https://www.dfs.ny.gov/about/press/pr1805141.htm.
133

Cf. Digital Asset Framework, supra note 2 at 10 (“The digital asset is marketed in a manner that emphasizes the functionality of the digital asset, and not the potential for the increase in market value of the digital asset.”).

134

For example, compare the marketing of ZEC as described in this paragraph with the Paragon order, supra note 4 at 9 (“The White Paper, in fact, emphasized the direct correlation between Paragon’s ability to create the planned “ecosystem” and the future value of PRG tokens”) and the AirFox order, supra note 4 at 6 (“AirFox primarily aimed its promotional efforts for the initial coin offering at digital token investors rather than anticipated users of AirTokens”).

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including US dollars, Euros or another fiat currency.”135 ZEC is touted as a “fast and reliable, inexpensive means to send money or digitally purchase goods and services.”136 Tellingly, the Zcash website compares ZEC not to other digital assets that may be securities under Howey but instead to other means of exchange that are not securities: BTC, credit cards and cash.137

b.	Secondary Trading Market

The Company provides information to the public regarding how to acquire ZEC in the secondary market.138 Nonetheless, providing information on how to acquire ZEC should not automatically be viewed as promoting an investment in ZEC. Because only miners with the technical expertise to mine ZEC can create them, most acquisitions of ZEC, including by users wishing to use ZEC for consumptive purposes, must occur on a secondary market.

The current and valuable uses of ZEC distinguish it from assets such as Munchee, AirFox and Paragon tokens that, in economic reality, had speculative, future uses that appeared incidental to their primary functions as capital-raising devices.139 As with most commodities, there will always be speculators who attempt to profit from fluctuations in the value of digital assets such as ZEC. The possibility of speculation does not alone fulfill this factor of the Howey test because it does not supplant the fundamental consumptive nature of ZEC. Instead, the determinative question is whether the digital asset exists in order to provide actual functionality, or solely as a means to share in the profits generated by a venture.140 In the case of ZEC, its current consumptive uses and functionality point to the former.

D.	Efforts of Others

The final element of the Howey test considers whether “the efforts made by those other than the investor [are] the undeniably significant ones, those essential managerial efforts which affect the failure or success of the enterprise.”141 For this prong, the Digital Asset Framework

135	The Basics, ZCASH (last accessed Dec. 12, 2018), https://z.cash/the-basics/.
136	Id.
137	Id.
138	Company, Exchanges (last accessed Dec. 12, 2018), https://z.cash/exchanges/; Company, Investors (last accessed Dec. 12, 2018), https://z.cash/investors/.
139

Munchee order, supra note 4, at 4 (“Munchee told potential purchasers that they would be able to use MUN tokens to buy goods or services in the future after Munchee created an ‘ecosystem’”); Paragon order, supra note 4 at 3 (“Proceeds from the offering would be used for the development and implementation of the business model contemplated by the White Paper, and to build an “ecosystem” around the token. The White Paper also stated that the ‘lion’s share’ of the offering proceeds would be spent on real-estate acquisition” AirFox order, supra note 4 at 3 (“AirFox had developed a business plan that included raising capital through the sale of AirTokens”).

140

SG Ltd., supra note 97, 265 F.3d at 54 (stating the determinative question is whether the consumptive use is merely incidental to the investment transaction or whether the investing aspect is merely incidental to the consumptive use); see also Forman, supra note 90, 421 U.S. at 853 & n.18 (explaining there is a critical distinction between (i) leaseholds sold with the promise of exploratory oil drillings held to be a security in SEC v. C. M. Joiner Leasing Corp., 320 U.S. 344, 348 (1943), and (ii) simple leaseholds, “because the exploratory drillings gave the investments ‘most of their value and all of their lure.’”).

141	SEC v. Glenn W. Turner Enterprises, Inc., 474 F.2d 476, 482 (9th Cir. 1973).

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suggests that one look to the Active Participants (“APs”) of a given digital asset network.142 For the Zcash Network, APs would potentially be the Company, the Foundation, other software developers and miners on the network.

Profit received by miners of ZEC depends primarily upon their own entrepreneurial effort and skill and not any AP. While holders of ZEC who purchased it on secondary markets and Company investors that received it as a share of the Founders’ Reward may expect that an amorphous group of individuals and firms will continue to mine ZEC and create consumptive uses for ZEC, to the extent this potential activity affects ZEC’s market value, it is not the type of reliance on any AP’s “essential managerial efforts” that would fulfill this factor.143 Indeed, because ZEC’s utility has already been established whether or not this future activity even occurs, it seems just as likely that current purchasers of ZEC are not relying on future efforts of anyone at all.

1.	Efforts of the Company

Though the Company continues to be involved in the development of Zcash, this involvement is not materially different from the involvement of other groups in the development of assets that members of the SEC staff have already suggested are not securities.

Moreover, many of the improvements to the Zcash protocol actually derive from upstream BTC contributions rather than from any efforts of the Company. To the extent there are essential tasks or responsibilities performed or expected to be performed by a decentralized community of network users on the Bitcoin Network,144 the Zcash Network should be viewed as equally decentralized.

For example, although only members of the Company currently have commit access to the main reference implementation for Zcash on GitHub, this arrangement does not differ from that of other digital assets, such as BTC or ETH, wherein an identified group of individuals are the sole participants who have commit access to a Github repository widely regarded as the primary reference implementation of the digital asset’s client software. As described above, for BTC, a group of core developers, known as Bitcoin Core, has ultimate control over reviewing and implementing BIPs into Bitcoin Core, the most commonly used BTC client. Therefore, to the extent the Company is an AP that participates in the continued development and improvement of the Zcash Network, it does not have a role that differs from similar APs of other digital assets that are not securities.

142	Digital Asset Framework, supra note 2 at 3 (defining APs to include “a promoter, sponsor or other third parties”).
143

Compare id. at 482 (holding purchaser’s efforts to recruit other people into the investment scheme did not mean the “essential managerial efforts which affect the failure or success of the enterprise” were not done by the seller because the efforts of the seller were nonetheless the “sine qua non of the scheme”) with SEC v. Belmont Reid & Co., Inc., 794 F.2d 1388, 1391 (9th Cir. 1986) (holding contract to sell gold for future delivery was not a security because the buyers’ profits depended upon the world gold market and not any particular skill of the seller) and Noa v. Key Futures, Inc., 638 F.2d 77, 79 (9th Cir. 1980) (holding sale of silver bars was not an investment contract because “[o]nce the purchase of silver bars was made, the profits to the investor depended upon the fluctuations of the silver market, not the managerial efforts of [the sellers].”).

144	Digital Asset Framework, supra note 2.

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Further, all of the code for zcashd is public and therefore auditable, and nothing stops a third party from using the existing zcashd code to maintain a parallel client. Nonetheless, the Company limits the ability of the public to edit the zcashd code directly for practical and security reasons, including preventing malicious actors from inserting harmful code (e.g., backdoors) into the zcashd code. Any other software programmer can publish any version of a Zcash client that it wishes, and users are free to select which client to use. The limited ability to edit the zcashd code on GitHub merely indicates that this is the version the Company views as trustworthy. Although the Company’s confirmation that a particular implementation is trustworthy may be helpful, no users can rely on the Company to continue to maintain and upgrade that implementation. Further, nothing would prevent a third party from maintaining a parallel implementation of the Zcash code. As discussed earlier, the Foundation anticipates releasing an alternative compatible client within the year.

Aside from its involvement in the main Zcash implementation and in making the repairs and updates as described above, the Company generally does not take the actions described in the Staff’s Digital Asset Framework as being indicative of the “efforts of others.” For instance, the Digital Asset Framework suggests that where an AP owns or controls intellectual property, this will lead purchasers of a digital asset to expect that the AP will undertake efforts to promote its own interests and enhance the value of the digital asset.145 The Company’s ownership of certain intellectual property related to Zcash,146 however, is not of much relevance here. The Company does not charge participants in the Zcash Network a fee to utilize these trademarks in connection with participating in the network. Nor does the Company plan to extend the trademarks to other products. Though beneficial to the Zcash Network, the Company’s maintenance of these trademarks is neither essential to the Zcash Network’s continued functioning nor necessary for the Company, rather than a different group of persons, to undertake. Indeed, in light of the more general public benefit purpose of holding these trademarks, we understand that the Company has been in discussions with the Foundation to transfer ownership of the Zcash trademarks to the Foundation.

Notably, neither the Company nor any other AP owns an exclusive copyright or patent to the zcashd source code.147 All source code is publicly released under open source licenses. Unlike a trademark, whose purpose is primarily to protect against user confusion and fraud, a copyright or patent would be the appropriate means of claiming exclusive control over the technology used to power Zcash, and no such copyright or patent has been claimed.

Though certain Zcash developers are employed by or otherwise affiliated with the Company or the Foundation, and these entities may promote the use of the Zcash Network through outreach, the Zcash Network would likely continue to function and ZEC would likely continue to have value even if the Company and the Foundation ceased to have any continuing involvement or ceased to exist. This fact is acknowledged by the Company. For example, although the Company “maintains the zcashd reference client,” ZEC users are told that “[t]here are alternative third-party clients and wallets that you also might want to consider.”148 As previously noted, the Company also supports the ZIP Process Amendment, which gives third-party contributors an even more active role in the development of zcashd.

145	Digital Asset Framework, supra note 2 at 5.
146	Refer to Response IV.3 in Appendix A and Response I.8.c in Appendix B for additional details.
147	See supra note 60 and accompanying text.
148	Frequently Asked Questions, supra note 19.

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2.	Efforts of the Foundation

The activities of the Foundation similarly do not appear to be sufficient “efforts of others” upon which ZEC holders could rely. Although it is true that some of the developers working with or for the Foundation continue to influence other developers and therefore future improvements to the network, this influence is exercised solely through their ability to persuade others to agree. Developers can only make suggestions; it is up to the multitude of ZEC users to decide whether these suggestions should be implemented. The primary activities of the Foundation appear to involve tasks such as organizing conferences and potentially creating mailing lists, which are more akin to the sort of trade organization that exists in any number of industries, rather than the promoter of an enterprise. Even if, in the future, the Foundation contributes to protocol development by way of the Foundation/Parity Client and the approval of the ZIP Process Amendment, these activities would be similar to those of other core groups in both the Bitcoin and Ethereum Networks and would increase the independent options available to users to run the Zcash protocol.

3.	Efforts of Other APs

The Zcash community is a large, loosely organized community of developers, users and miners who continue to maintain and improve the software running the Zcash Network. Though some developers have been identified with Zcash for a length of time, individual developers can, and do, drop in and out of the project. More than 4,700 unique nodes have connected to the Zcash Network over the course of the past year.149 A large number of separate mining groups actively mine ZEC, with none having sufficient power to control the network individually and none associated with the Company, as the Company stated that it does not mine ZEC.150 Any entrepreneurial or managerial discretion that developers, including those affiliated with the Company, may attempt to exercise over the network would be constrained by the community itself, which cuts against the proposition that ZEC holders could reasonably rely on the Company. Just as with BTC, changes proposed by the Company’s developers must be adopted by Zcash Network participants to have any purchase and may in fact be rejected.

Further, holders of ZEC cannot reasonably rely upon the continued efforts of developers, as no developers are under any commitment to continue to engage in development efforts. In fact, if a sufficient coalition of mining groups agree, they could alter the Zcash Network to eliminate the Founders’ Reward.151 Similarly, much like the Bitcoin and Ethereum Networks, the Zcash Network is sufficiently decentralized such that hard forks that would split the blockchain are regularly proposed, with competing developers suggesting different visions for the network and mining groups needing to determine whether or not to implement proposed changes to the protocol.152

149	See Zchain Network—Zcash Network Visualization, supra note 41.
150	See id.
151	Creighton, Zcash Miners: Stop Paying 20% Genius Tax, supra note 59; Ycash Foundation, Announcing Ycash, The First “Friendly Fork” of the Zcash Blockchain, supra note 59.
152	Rachel Rose O’Leary, Zcash Pays Off Developer to Avoid Blockchain Split, COINDESK (June 22, 2018), https://www.coindesk.com/zcash-pays-off-angry-developer-avoid-blockchain-split.

Grayscale Investments, LLC	26	June 6, 2019

That the Zcash Network may be further developed and improved should not be taken as an indication that users of ZEC are reliant upon the efforts of others. Ongoing improvements and repairs to the functioning of a digital asset network do not imply that the network was previously less than fully functional. All digital asset networks, including those of BTC153 and ETH,154 are maintained, repaired and updated—as is virtually all commercially deployed software. Improvements to the Zcash Network incrementally affect how it performs its essential function; they do not create a new use case for the network or otherwise imply that perhaps it was not fully functional at launch. If no AP any longer updated the Zcash protocol, the Zcash protocol and Zcash Network would continue to function.

4.	ZEC’s Value Is Driven by a Decentralized Community of Users

Because of the non-essential contributions of any one AP, any profit from holding ZEC should come largely from general market movements and the efforts of a diffuse user base, rather than Company or AP actions. Where investors rely upon market movements—the effects of uncoordinated decisions by multiple market participants—to realize their investment, the federal courts have held that there is no reliance upon the efforts of others for Howey purposes. For example, in SEC v. Belmont Reid & Co., the Ninth Circuit held that buyers who purchased gold coins from a mining company on a pre-payment basis were not relying upon the efforts of the seller but instead “speculating in the world gold market.”155 Reliance upon the seller’s ability to mine gold successfully was no different from “any sale-of-goods contract in which the buyer pays for advance delivery and the ability of the seller to perform is dependent, in part, on both his managerial skill and some good fortune.”156

Given the dispersion of actors potentially affecting the success of Zcash, it would be impossible to pinpoint the actor upon whom an investor can rely, and upon whom to impose responsibility to the investor.157 For example, when the Seventh Circuit found that investors in whiskey warehouse receipts had purchased securities, it noted that the investors were not just buying commodities; they were buying “additional services absolutely necessary to the turning of the promised profit.”158 Without the promoters’ skill in selecting the whiskey and the promoters’ promise to buy back any whiskey that went unsold, there was no way “to make the tangible investment pay off.”159 Given the decentralization of the Zcash Network and given that the network would continue to function regardless of the Company, the Foundation or any other participant in the Zcash Network, these parties are not absolutely necessary for ZEC to retain value or to increase in value.

153

Alyssa Hertig, Bitcoin’s Next Big Software Upgrade to Feature New Language for Crypto Keys, Coindesk.com (Sep. 1, 2018), https://www.coindesk.com/bitcoins-next-big-software-upgrade-to-feature-new-language-for-crypto-keys; Ian Edwards, Roadmap to Bitcoin Developments, MEDIUM (Mar. 24, 2018), https://medium.com/@ianedws/roadmap-to-bitcoin-developments-f7af59b6d122.

154

Christine Kim, Ethereum Upgrades as Hard Forks Activate on Blockchain, COINDESK (Feb. 28, 2019), https://www.coindesk.com/ethereum-upgrades-as-hard-forks-constantinople-and-st-petersburg-activate-on-blockchain.

155	Belmont Reid & Co., Inc., supra note 141, 794 F.2d at 1391.
156	Id.
157

See Hinman, When Howey Met Gary, supra note 10 (noting that without an identifiable third party or group on which the investor has relied, imposing the disclosure regime of the federal securities laws adds little value). See also Section IV, infra.

158	Glen Arden Commodities, Inc. v. Costantino, 493 F.2d 1027, 1035 (2d Cir. 1974) (emphasis added).
159	Id.

Grayscale Investments, LLC	27	June 6, 2019

Miners of ZEC also cannot be said to be relying upon managerial services of an AP “absolutely necessary” to their investment. Instead, ZEC miners (and ZEC holders more generally), much like the gold coin buyers in Belmont Reid, hold an instrument whose price depends upon the world ZEC market, which in turn depends upon several factors beyond the control of any particular third party. ZEC holders rely upon the existence of miners who validate transactions in the Zcash Network more generally, or upon their fellow users of ZEC who continue to contribute to the maintenance and upkeep of the Zcash Network, but “[t]he difficulty . . . with this analysis is its ready applicability to any sale-of-goods contract.”160 That is, the purchase of a technologically advanced good like ZEC depends upon the continued existence of certain companies, infrastructure and systems. This abstract reliance does not turn the underlying good into a security.

ZEC, unlike the tokens in Munchee, AirFox or Paragon, is well developed and functional. Even though improvements will likely continue to be introduced, they are unlikely to differ meaningfully from those that would be needed for other digital asset networks, such as BTC and ETH, that the staff has already suggested are not securities. Equally important, there is no guarantee that any such improvements will be adopted by ZEC’s users. It is entirely their choice whether to do so, and if proposals are not to their liking, these users may fork ZEC into one or more mutually incompatible networks.161 This is a much different case than the digital assets at issue in the Munchee, AirFox or Paragon orders, where the value of the tokens was entirely dependent upon the continuing efforts of the promoters—who had central and exclusive control over the network, its development and expansion—to create and grow the “ecosystem.”162

Unlike in Munchee, Paragon or AirFox, where the continued efforts of company management were critical to the tokens having any value at all, the dissolution of the Company, the Foundation or any other particular AP would appear to have a minimal effect on the continued functionality of the Zcash Network and the usefulness and value of ZEC. This is because, unlike the “curators” of The DAO, upon whom DAO token holders relied to evaluate potential investments, holders of ZEC do not rely upon the discretionary managerial efforts of anyone to make the network functional or successful.

IV.	Conclusion

As the Commission’s staff has explained, the application of Howey to a digital asset should consider whether “[a]pplying the disclosure regime of the federal securities laws to the offer and sale” of the digital asset would do more than “add little value.”163 In other words, if an investor’s return of profits depends upon the efforts an identifiable third party, increasing the availability of material information about the third party’s “background, financing, plans, financial stake and so

160	Belmont Reid, supra note 141, 794 F.2d at 1391.
161

As a code fork of BTC, ZEC itself demonstrates that those who believes that a cryptocurrency should function differently may fork the cryptocurrency in question to create their own version of that cryptocurrency.

162

See, e.g., Munchee order, supra note 4, at 6; Paragon order, supra note 4 at 4 (“Paragon stated repeatedly, in the White Paper, marketing materials, internet forums and elsewhere, that it was planning to use the offering proceeds to build an ‘entire ecosystem’ around the PRG tokens that would increase the value of the PRG tokens”) (emphasis added); AirFox order, supra note 4 at 4 (“AirFox’s whitepaper described an ecosystem to be created by the company”) (emphasis added).

163	Hinman, When Howey Met Gary, supra note 10.

Grayscale Investments, LLC	28	June 6, 2019

forth” makes sense164 because absent these disclosures, “significant informational asymmetries may exist between the management and promoters of the enterprise on the one hand, and investors and prospective investors on the other hand,”165 which puts investors at risk. Conversely, application of the securities laws would make little sense where the network on which a digital asset functions is sufficiently decentralized so that the efforts of an identifiable third party/AP are no longer a key factor, and purchasers of the digital asset no longer face significant information asymmetries vis-à-vis a third party upon whom they rely.166 For these and other reasons, the staff has informally concluded that BTC and ETH are not currently securities.

Zcash’s situation is similar. Were the Commission or a court to determine that ZEC is a security, it would be difficult to determine who exactly should be required to make the relevant disclosures about ZEC to investors. Imposing a disclosure obligation upon the Company would fail to provide helpful information to investors because, as discussed above, there is no guarantee that proposals made by the Company will be accepted and implemented by ZEC users. And were the Company to cease operations and, as would be expected because of the economic value of ZEC and its native network, unaffiliated developers were to continue their work on Zcash, would the disclosure obligation then shift to other developers? If so, which ones? Questions like these illustrate the point made by Director Hinman: in cases like ZEC, as with BTC and ETH, the decentralization of the Zcash Network means that little value to investors would be added by applying the disclosure regime of the federal securities laws. And of course, given the current state of secondary-market infrastructure for handling digital-asset securities, applying the federal securities laws to innovative software offerings like ZEC would very likely strike the death knell for Zcash’s technology, while also calling into question the security status of other digital assets like it, including BTC and ETH.

But apart from these policy reasons for not subjecting ZEC to regulation as a security, for the reasons discussed above, the Sponsor has concluded that ZEC should not satisfy any of the necessary characteristics of an “investment contract” under the Howey analysis, despite the secondary allocation of a fraction of the Founders’ Reward to outside investors. First, there should be no investment of money because miners of ZEC do not give up tangible and definable consideration in order to obtain ZEC. Second, there should be no common enterprise because miners of ZEC do not pool their funds and each miner depends primarily upon his or her own efforts in order to secure ZEC. Third, ZEC is designed to be consumed and has actual, current functionality, as opposed to being a speculative instrument to be acquired with an expectation of profit. Finally, miners and holders of ZEC do not rely on “essential managerial efforts” of an identifiable party or AP with central control over ZEC or its network, but instead rely on a dynamic community that includes miners, the Company, the Foundation, independent developers, and other third parties utilizing ZEC. Because failure to meet any one of the four Howey factors means that a digital asset is not an investment contract under the federal securities laws, the Sponsor has concluded that ZEC should not be an “investment contract” or a “security” under the federal securities laws.

164	Id.
165

Strategic Hub for Innovation and Financial Technology, “Framework for “Investment Contract” Analysis of Digital Assets,” supra note 2 (“The reduction of these information asymmetries through required disclosures protects investors and is one of the primary purposes of the federal securities laws.”).

166	Hinman, When Howey Met Gary, supra note 10.

Appendix A –

Responses to Staff Questions

I.	General Questions

1.	The December 18th letter says that Zcash tokens were delivered once the Zcash Network was launched and fully functional. Could you describe what you mean by “fully functional” in this context?

By “fully functional” we mean that at the time of the launch, the Zcash Network could be used to (1) hold, send and receive ZEC tokens in privacy-preserving transactions, (2) mine ZEC tokens using the Zcash protocol to record blocks of transactions and (3) operate a node to verify blocks of transactions. The first ZEC tokens were mined by third parties only after the Zcash protocol launched. See sections II.A.1. (Facts – ZEC – The Zerocash Proposal, the Company and ZEC Launch) and III.C.2. (Howey Applied to ZEC – Expectation of Profits – ZEC’s Use as a Virtual Currency) of the memorandum above for additional information.

2.	The December 18th letter also states that there were “more than 4,700 unique nodes over the course of the past year.” Do you have any information available about who controls these nodes?

We do not have information about who controls these nodes. As with the Bitcoin and Ethereum Networks, the Zcash Network is permissionless and therefore there are no restrictions on downloading and using the Zcash code to run a node. As is a common practice in the software development industry, the Company operates seven of these nodes for purposes of testing the Zcash Network to make sure the software is running properly. The remainder of the nodes are, to the knowledge of the Company, run by persons unaffiliated with the Company. See section II.A.4. (Facts – ZEC – Running Nodes and Implementing Improvements) of the memorandum above for additional information.

3.

Do any of the Company, Zcash Foundation, Zooko Wilcox, Zcash founders or their respective employees or affiliates (together the “Zcash entities”) play a role in determining which nodes can become or continue to be part of the Zcash Network?

As described in response to Item I.2 above, the Zcash Network is permissionless. Therefore, neither the Zcash Entities nor any other person or entity plays a role in determining which nodes can become or continue to be a part of the Zcash Network. See section II.A.4. (Facts – ZEC – Running Nodes and Implementing Improvements) of the memorandum above for additional information.

4.	How much Zcash do the Zcash entities collectively currently own as a percentage proportion of the current global total?

Based on the allocation of the Founders’ Reward and approximately 6.5 million ZEC being mined as of May 15, 2019:

•	approximately 750,000 (representing 11.44% of ZEC’s current supply) have been distributed to Company founders, employees and advisors;

•	approximately 220,000 (representing 3.3% of ZEC’s current supply) have been distributed to Company investors;

•	approximately 190,000 (representing 2.88% of ZEC’s current supply) have been distributed to the Foundation; and

•	approximately 150,000 (representing 2.38% of ZEC’s current supply) have been distributed to Company strategic reserves.

See section II.A.2. (Facts – ZEC – Mining and Allocation of ZEC) of the memorandum above for additional information on the allocation of the Founders’ Reward.

5.	Apart from the Founders Reward, do any Zcash entities receive any compensation in the form of Zcash tokens?

The Foundation’s employees have the option to receive ZEC in lieu of fiat currency as a means of paying their compensation, and many have elected to receive ZEC in the past.

6.	Do the Zcash entities receive any other form of compensation in connection with the Zcash Network?

Except to the extent that any of the Zcash Entities operate miners on the Zcash Network, the Zcash Entities do not receive any other form of compensation in connection with the Zcash Network. As of the date hereof, neither the Company nor the Foundation mines ZEC. See section II.A.4. (Facts – ZEC – Running Nodes and Implementing Improvements) of the memorandum above for additional information.

II.	Questions about the Updates to the Zcash Protocol

1.	How many updates have been proposed to the Zcash protocol since October 2016?

The first network upgrade proposed by the Company, Overwinter, was implemented on June 26, 2018. Overwinter aimed to make initial upgrades on which future upgrades could be built. 167 The next upgrade proposed by the Company, Sapling, was implemented on October 29, 2018. Sapling aimed to improve the efficiency of private transactions and thereby increase adoption by mobile and exchange operators and other vendors. 168 Blossom, the Company’s most recent proposed upgrade, is expected to be implemented on October 28, 2019. The purpose of Blossom is to increase the frequency of blocks, which are currently mined approximately once every 2.5 minutes, to increase the Zcash Network’s speed and usability. 169

See section II.A.5. (Zcash Software Upgrade History and Process) of the memorandum above for a description of the Zcash Network’s updates.

a.	How many of these protocol updates have been proposed by Zcash entities?

See sections II.A.4. (Facts – ZEC – Running Nodes and Implementing Improvements) and II.A.5 (Zcash Software Upgrade History and Process) of the memorandum above for a description of the Zcash Network’s updates.

167	Electric Coin Company, What is Overwinter?, ZCASH, https://z.cash/upgrade/overwinter/.
168	Electric Coin Company, What is Sapling?, ZCASH, https://z.cash/upgrade/sapling/.
169	Electric Coin Company, What is Blossom?, ZCASH, https://z.cash/upgrade/blossom.

b.	What percentage of the protocol updates proposed by Zcash entities have been adopted by the Zcash Network?

See sections II.A.4. (Facts – ZEC – Running Nodes and Implementing Improvements) and II.A.5 (Zcash Software Upgrade History and Process) of the memorandum above for a description of the Zcash Network’s updates.

c.	How many of these protocol updates have been proposed by non-Zcash entities?

See sections II.A.4. (Facts – ZEC – Running Nodes and Implementing Improvements) and II.A.5 (Zcash Software Upgrade History and Process) of the memorandum above for a description of the Zcash Network’s updates.

d.	What percentage of these protocol updates proposed by non-Zcash entities have been adopted by the Zcash Network?

See sections II.A.4. (Facts – ZEC – Running Nodes and Implementing Improvements) and II.A.5 (Zcash Software Upgrade History and Process) of the memorandum above for a description of the Zcash Network’s updates.

2.	Generally, when was the last protocol update, who proposed it and was it adopted?

See sections II.A.4. (Facts – ZEC – Running Nodes and Implementing Improvements) and II.A.5 (Zcash Software Upgrade History and Process) of the memorandum above for a description of the Zcash Network’s updates.

3.	Approximately what proportion of nodes, other than those operated or controlled by Zcash entities, voted to adopt the fork that eliminated the Founders Reward?

The fork that eliminated the Founders’ Reward is called “Zclassic.” We clarify for the Staff that rather than being a chain fork of the Zcash Network, in which ZEC owners received a proportionate number of Zclassic tokens following the fork, Zclassic is what is referred to as a “clone”, which is an entirely new blockchain with tokens that are created solely from the consensus mechanism of the given clone (e.g., mining, staking).

We further clarify for the Staff that nodes do not formally vote to adopt a fork. Rather, following a fork, network participants can choose to run or not run nodes on that network. The amount of nodes that choose to run the new network could be interpreted as the number of nodes that “voted” to adopt that fork at that given time, but the number of nodes is constantly changing and it is therefore difficult to determine how many nodes “adopted” the network. Neither the Company nor the Foundation has monitored the number of nodes that run Zclassic.

Nonetheless, and as stated in the December 18th letter, forks and clones like Zclassic are a testament to the decentralized nature of the Zcash Network. For example, following the submission of the December 18th letter, a new fork was proposed called Ycash in April 2019. 170 Ycash seeks to modify the schedule of the Founders’ Reward and the hashing algorithm used by miners. It is yet another example of the decentralized and lively nature of the Zcash Network, in which users propose changes to the code or create or turn to other networks if they are dissatisfied.

170

Ycash Foundation, Announcing Ycash, The First “Friendly Fork” of the Zcash Blockchain, MEDIUM (Apr. 11, 2019), https://medium.com/@YcashFoundation/announcing-ycash-the-first-friendly-fork-of-the-zcash-blockchain-ac386ed6368c

III.	Questions on Trading

1.	When did the Zcash tokens first begin trading on a secondary trading platform?

Zcash tokens did not begin trading until after the launch on October 26, 2016. Following the launch, Zcash tokens started trading on Kraken, Poloniex and Shapeshift.

2.	Has any Zcash entity taken any steps to facilitate the trading of Zcash on any secondary trading platform?

Neither the Company nor the Foundation determine whether and where ZEC will trade. The Company has never paid or otherwise incentivized a secondary trading platform to list ZEC. The Company makes itself available to answer technical questions from exchanges when an exchange is looking to support trading of ZEC. For example, an exchange may need assistance in properly installing a Zcash wallet to hold, send and receive ZEC tokens. However, given the similarities to BTC and the fact that client software is open source and publicly available, secondary trading platforms are often able to facilitate ZEC trading without the Company’s assistance.

The Company collaborated with Coinbase to allow users to earn ZEC while learning about the Zcash Network on Coinbase’s educational platform, Earn, when Coinbase listed ZEC on November 29, 2018.

3.	What are the current figures for the average daily total trading volume of Zcash tokens used in an exchange for fiat or other digital assets?

Based on volume reported by CoinMarketCap.com, the average daily spot ZEC trading volume was $148.5 million as of May 15, 2019171.

4.	In contrast to that, what is the average daily total trading volume of Zcash tokens used in exchange for goods and services?

Based on ZCHAIN, a public tool used by both the Company and Foundation to analyze the quantity and type of ZEC transactions (i.e., “transparent”/public or “shielded”/private) over a given time period, from April 15, 2019 to May 15, 2019, at least 119,957 or 91.4% of ZEC transactions were transacted in public transactions and 11,217 or 8.6% of ZEC transactions were private transactions. 172 Data from ZCHAIN also shows that as of May 16, 2019, 6,242,622.81 ZEC (or 95.4% of total ZEC outstanding) was held in the Transparent Pool and 304,058.44 ZEC (or 4.6% of total ZEC outstanding) was held in the Shielded Pool. See section III.C.2. (Howey Applied to ZEC – Expectation of Profits – ZEC’s Use as a Virtual Currency) of the memorandum above for additional information.

5.	If you have any data on how the figures provided in response to Questions III. 3 and 4 have changed from October 2016, when Zcash was first launched, that would be helpful as well.

Unknown.

171	Figure based on trailing 12-months of daily data.
172	ZCHAIN, Usage Statistics, ZCHA.IN, https://zcha.in/statistics/usage.

6.	Can you answer Questions III. 3 and 4 for Zclassic tokens?

Based on volume reported by CoinMarketCap.com, the average daily spot Zclassic trading volume was $500,000 as of May 15, 2019.173

We are not aware of robust tools that allow one to analyze the Zclassic blockchain in the same manner as the Zcash blockchain. Furthermore, neither the Company nor the Foundation monitor the Zclassic network.

7.	Do you have any interpretation for why there is a difference in the figures (if there is a difference) between the figures for Zcash and Zclassic figures?

As previously noted, neither the Company nor the Foundation monitor the Zclassic network. Neither had insight as to why there would be differences in figures between the Zcash and Zclassic networks. Furthermore, we believe that any such interpretation would be highly speculative due to the countless known differences (e.g., monetary schedule, governance and timing of launch) and unknown differences (e.g., users, node operators and miners, as well as their motives) between the two networks.

8.	What is the average transaction size in Zcash tokens or USD for a transaction on the Zcash Network?

As of May 15, 2019, the median daily transaction amount on the Zcash Network was $277.

173	Figure based on trailing 12-months of daily data.

IV.	The Company

1.	The December 18th letter states that “outside investors collectively own 16.4% of the Zcash Company.” Is the remainder of the equity owned by the Zcash entities?

See below for a schedule of Company ownership stakes.

a.	Could you provide us with a schedule of the Company ownership stakes?

The following table shows Company ownership stakes as of April 30, 2019.

Equity Holder	% Held as of April 30, 2019	After Dilution
Least Authority Enterprises LLC (“LAE”)*	35.30%	27.16%
Seven Founding Scientists (the “Founding Scientists”)**	35.30%	27.16%
Other Investors	16.39%	12.61%
Employees & Advisors†	11.93%	9.17%
Options Pool‡	1.08%	8.52%
Unallocated Pool	N/A	15.38%

Total	100.00%	100%

*	Zooko Wilcox, the CEO of the Company, and two other employees of the Company collectively own a 45.4% interest in LAE.
**	Each Founding Scientist owns approximately 5.04%.
†	The Chair of the Foundation is an advisor to the Company.
‡	Equity reserved for incentive options that have not yet been award

LAE and the Founding Scientists were the founders of the Company. As equity holders of the Company, LAE and the Founding Scientists are entitled to a share of the Founders’ Rewards from each newly mined block of Zcash. LAE has sold one-third of its right to Founders’ Rewards to the Company and has contributed one-third of its right to Founders’ Rewards to the Foundation. The Company also receives the Founders’ Rewards attributable to the Options Pool (as defined above). The Foundation also receives voluntary contributions from Founders’ Rewards.

2.	With reference to specific activities, how does the role of the Company differ from that of the Zcash Foundation?

The Company and the Foundation are independent from one another. Aside from certain limited activities, there are no other joint efforts or services between the Company and the Foundation. See section II.B. (Facts – The Company and the Foundation) of the memorandum above for a description of the activities of the Company, the Foundation and the relationship between the two.

3.

The December 18th letter also states that Company is responsible for filing and protecting trademarks. We would be interested to know what other intellectual property there is, in terms of the type, and who owns this intellectual property, if any, associated with the Zcash tokens and the Zcash Network.

The Company owns trademarks and service marks for “Zcash” and corresponding logos. In addition, the code for zcashd is copyrighted by the individual ZEC or BTC contributors, but is published under open licensing so that anyone can copy, modify, and redistribute it.

The Company, however, does not charge participants in the Zcash Network a fee to utilize these trademarks in connection with participating in the network. Nor does the Company plan to extend the trademarks to other products. Therefore, the Company’s ownership of the intellectual property can be said to promote its own interests only in so far as it plays a role in protecting all participants in the ZEC network against malicious actors who, for example, create programs or software to steal their ZEC. See section III.D.1. (Howey Applied to ZEC – Efforts of Others – Efforts of the Company) of the memorandum above for additional information.

4.	What services does the Company provide to the Zcash Foundation?

Aside from certain limited activities, there are no other joint efforts or services between the Company and the Foundation. See section II.B. (Facts – The Company and the Foundation) of the memorandum above for a description of the activities of the Company, the Foundation and the relationship between the two.

V.	Zcash Foundation

1.	Describe in a little more detail the activities undertaken by the Zcash Foundation to maintain the Zcash Network.

The Foundation is a non-profit organization under Section 501(c)(3) of the Internal Revenue Code, with the aim of creating “an independent, inclusive, non-profit body to steward the technology in the interests of all users.” 174 The Foundation is dedicated to building internet payment and privacy infrastructure for the public good, primarily serving the users of the Zcash protocol and blockchain. Notably, the Foundation’s mission is dedicated to internet payment and privacy infrastructure, and not necessarily the Zcash Network. The Foundation has historically focused on the Zcash Network because it believes ZEC is currently the best hope for financial privacy. See section II.B.2. (Facts – The Company and the Foundation – The Foundation) of the memorandum above for additional information.

2.	Does the Zcash Foundation or any other Zcash entity have the ability to ensure that a particular upgrade proposal not be voted on, adopted or implemented?

As described in response to Item II.3 above in the context of Zclassic and other Zcash forks, users are free to implement or reject upgrades to the Zcash protocol. Users are also free to suggest their own protocol upgrades and convince others to run that software, which may result in a fork of ZEC. For example, this is currently the case for the newly proposed fork of ZEC called Ycash.

174	Zooko Wilcox, Announcing the Foundation, ZCASH (Mar. 17, 2017), https://z.cash/blog/announcing-the-zcash-foundation/; The Foundation, ZCASH (last accessed Dec. 11, 2018), https://z.cash.foundation/.

See section II.A.4. (Facts – ZEC – Running Nodes and Implementing Improvements) of the memorandum above for a description of how upgrades are implemented, section III.D.1 (Howey Applied to ZEC – Efforts of Others – Efforts of the Company) of the memorandum above for a description of the Company’s role in implementing upgrades, and section II.B.2.b. (Facts – The Company and the Foundation – The Foundation – Current Activities) of the memorandum above for a description of a proposed amendment to these processes.

3.	Under what circumstances will Zcash Foundation disregard the Community Governance Panel or a valid ballot of Zcash constituents?

The purpose of the Community Governance Panel (the “Panel”) was to solicit feedback from the Zcash community on matters that the Foundation board would ultimately vote on.175 The group’s decisions were influential on the Foundation, but non-binding.176 Nonetheless, the Foundation believes that deviation without an adequate explanation would have resulted in reputational harm due to the fact that the Panel consisted of individuals who have a demonstrable public presence or have contributed to the Zcash ecosystem.

To date, the Foundation has not engaged in any activities that are contrary to the Panel’s votes. Moving forward however, the Foundation has chosen not to continue the Panel. The Foundation would instead prefer to conduct a similar advisory process based on ZEC holdings held in the Shielded Pool (the pool of privately held ZEC tokens) so that more community members can participate and on a private basis. This new method is currently in the ZIP stage and the Foundation hopes to implement it in 2020.

4.	How many of the 64 Community Governance Panel members are affiliated with Zcash entities in any way, other than solely by virtue of their being Community Governance Panel members?

We clarify for the Staff that the Panel consisted of 72 members, 64 of which voted in the ballot proposals. Of these 72 members, the Company advised that approximately 10 – 15 were affiliated with Zcash Entities. The Panel was an advisory body that made only suggestions to the board of the Foundation. Nonetheless, the Foundation had a strong reputational incentive to consider suggestions by the Panel carefully. As noted above, moving forward, the Foundation has chosen not to continue the Panel.

5.

In June 2018, the Community Governance Panel voted on whether the Zcash Foundation “should be open to discussing changes to monetary policy and/or supply schedule. Can you verify what the Zcash Foundation’s current monetary policy and supply schedule are?

We clarify for the Staff that the monetary policy and supply schedule referred to in that proposal was the monetary policy and supply schedule of the Zcash Network, not the Foundation. In other words, the proposal was whether the Foundation should discuss a hard fork that would alter the Zcash Network’s monetary policy and supply schedule. We confirm for the Staff that the Zcash Network’s current monetary policy and supply schedule are 12.5 ZEC tokens mined every 2.5 minutes, with a total supply capped at

175	Zcash Foundation, Zcon0 and Our Community Governance Panel, ZFND (Apr. 19, 2018), https://www.zfnd.org/blog/zcon0-and-community-governance/.
176	Zcash Foundation, Zcash Foundation Governance Process Results, ZFND (July 3, 2018), https://www.zfnd.org/blog/governance-results/.

21 million ZEC tokens. Neither the Company nor the Foundation have undertaken any changes to ZEC’s supply schedule or monetary policy. Any changes to the monetary policy and supply schedule of the Zcash Network would require a hard fork, similar to the previously discussed Zclassic clone. Neither the Company nor the Foundation has undertaken, or has plans to undertake, changes to ZEC’s supply schedule and monetary policy.

6.	How much Zcash do each of Zcash’s founders own?

Based on the allocation of the Founders’ Reward and approximately 6.5 million ZEC being mined as of May 15, 2019, approximately 750,000 ZEC (representing 11.44% of ZEC’s current supply) have been distributed to Company founders, employees and advisors.

The Company does not track information regarding any secondary market purchases or sales by these founders. We can therefore provide for these founders only the percentage of ZEC in circulation represented by the portion of the Founders’ Rewards transferred to them.

Two of the Founding Scientists are directors of the Foundation and, as noted, the Chair of the Foundation holds equity in the Company.

7.	How much Zcash do each of the Zcash Foundation’s directors own?

Based on the allocation of the Founders’ Reward and approximately 6.5 million ZEC being mined as of May 15, 2019, approximately 190,000 ZEC (representing 2.88% of ZEC’s current supply) have been distributed to the Foundation.

As described in Item IV.6 above, LAE has also contributed one-third of its right to Founders’ Rewards to the Foundation.

The Foundation does not have information regarding any secondary market purchases or sales by Foundation members. We can therefore provide for these Foundation members only the percentage of ZEC in circulation represented by the portion of the Founders’ Rewards transferred to them.

8.	Specifically, how much Zcash does Andrew Miller own?

Unknown.

9.

The December 18th letter said that Zcash Foundation’s activities “may in the future extend to organizing mailing lists that give voice to groups of stakeholders that might not otherwise have them.” Has the Zcash Foundation undertaken these or any other coordination activities, including, but not limited to, activities related to stakeholder voting?

The Foundation hosts an online forum and chat portal for stakeholders to discuss Zcash-related topics.177 The Foundation’s support of this platform is limited to hosting the domain and lightly moderating content to remove offensive materials. The Foundation itself will occasionally post on the forum too.

177	Zcash Foundation, Zcash Rocketchat, Zcash Community Rocketchat, https://chat.zcashcommunity.com/; Zcash Foundation, Zcash Community Forum, ZCASHCOMMUNITY, https://forum.zcashcommunity.com/

VI.	Other Questions

1.

In an interview with CoinDesk published April 12, 2019, Zooko Wilcox described a “three or four-year long moonshot project” related to the development of ZEC. Mr. Wilcox also referred to “layer one” and “layer two” of ZEC’s development. Please describe (i) what the moonshot projected is expected to involve and (ii) the anticipated involvement of each the Zcash Affiliated Persons in the moonshot project and the two layers of ZEC’s continued development.

The Company does not have a “moonshot project.” The Company more generally has long-term goals to improve the scalability and programmability of the Zcash Network. The network upgrades Overwinter and Sapling in 2018 were part of this effort, and the goal to continue this progress. The Company believes these general efforts and future plans for the Company and the Zcash Network are what Mr. Wilcox was referring to.

Appendix B –

Analysis of Digital Asset Framework Considerations

Framework for “Investment Contract” Analysis of Digital Assets

I.	Reliance on the Efforts of Others

The inquiry into whether a purchaser is relying on the efforts of others focuses on two key issues:

1.	Does the purchaser reasonably expect to rely on the efforts of an AP?

Purchasers should not reasonably expect to rely on any AP, such as the Company, the Foundation, or other developers. See section III.D. (Howey Applied to ZEC – Efforts of Others) of the memorandum above for additional information.

2.

Are those efforts “the undeniably significant ones, those essential managerial efforts which affect the failure or success of the enterprise,” as opposed to efforts that are more ministerial in nature?

No, the efforts of the potential APs are not “the undeniably significant ones, those essential managerial efforts which affect the failure or success of the enterprise.” See section III.D. (Howey Applied to ZEC – Efforts of Others) of the memorandum above for additional information.

Although no one of the following characteristics is necessarily determinative, the stronger their presence, the more likely it is that a purchaser of a digital asset is relying on the “efforts of others”:

3.

An AP is responsible for the development, improvement (or enhancement), operation, or promotion of the network, particularly if purchasers of the digital asset expect an AP to be performing or overseeing tasks that are necessary for the network or digital asset to achieve or retain its intended purpose or functionality.

Holders of ZEC cannot reasonably rely upon the continued efforts of the Company, the Foundation, or developers to enhance the Zcash Network. See section III.D. (Howey Applied to ZEC – Efforts of Others) of the memorandum above for additional information.

a.

Where the network or the digital asset is still in development and the network or digital asset is not fully functional at the time of the offer or sale, purchasers would reasonably expect an AP to further develop the functionality of the network or digital asset (directly or indirectly). This particularly would be the case where an AP promises further developmental efforts in order for the digital asset to attain or grow in value.

Not applicable.

The Zcash Network and ZEC were fully functional at the time of launch. See section II.A. (Facts – SEC) of the memorandum above for additional information.

4.

There are essential tasks or responsibilities performed and expected to be performed by an AP, rather than an unaffiliated, dispersed community of network users (commonly known as a “decentralized” network).

Holders of ZEC do not rely on any AP with central control over ZEC or its network for the performance of essential tasks and responsibilities, but instead rely on a dynamic community that includes miners, the Company, the Foundation, independent developers, and other third parties utilizing ZEC. See section III.D. (Howey Applied to ZEC – Efforts of Others) of the memorandum above for additional information.

5.

An AP creates or supports a market for, or the price of, the digital asset. This can include, for example, an AP that: (1) controls the creation and issuance of the digital asset; or (2) takes other actions to support a market price of the digital asset, such as by limiting supply or ensuring scarcity, through, for example, buybacks, “burning,” or other activities.

As with BTC and ETH, ZEC are created through proof-of-work mining. Therefore, no AP controls the creation or issuance of ZEC. No AP otherwise supports the market for, or price of, ZEC through actions such as limiting supply or ensuring scarcity. Neither the Company nor the Foundation has undertaken, or has plans to undertake, changes to ZEC’s supply schedule and monetary policy; see Response V.5 in Appendix A.

6.

An AP has a lead or central role in the direction of the ongoing development of the network or the digital asset. In particular, an AP plays a lead or central role in deciding governance issues, code updates, or how third parties participate in the validation of transactions that occur with respect to the digital asset.

Because the code implementing ZEC is open source and publicly available and the Zcash Network was fully functional for its intended purposes at launch, no contribution by any particular AP is essential to the direction of the ongoing development of ZEC or the Zcash Network. See section III.D. (Howey Applied to ZEC – Efforts of Others) of the memorandum above for additional information.

7.	An AP has a continuing managerial role in making decisions about or exercising judgment concerning the network or the characteristics or rights the digital asset represents including, for example:

See Items I.3, I.4 and I.6 supra.

a.	Determining whether and how to compensate persons providing services to the network or to the entity or entities charged with oversight of the network.

As described in Item 17 infra, each of the Company and Foundation compensate their employees, whose work may promote the development of the Zcash Network, and the Foundation provides grants to researchers whose work may be related to the Zcash Network. Neither the Company nor the Foundation otherwise compensate persons unaffiliated with their respective businesses or activities.

b.

Determining whether and where the digital asset will trade. For example, purchasers may reasonably rely on an AP for liquidity, such as where the AP has arranged, or promised to arrange for, the trading of the digital asset on a secondary market or platform.

Neither the Company nor the Foundation determine whether and where ZEC will trade. The Company has never paid or otherwise incentivized a secondary trading platform to list ZEC. The Company makes itself available to answer technical questions from exchanges when they are looking to support trading of ZEC. For example, an exchange may need assistance in properly installing a Zcash wallet to hold, send and receive ZEC tokens. However, given the similarities to BTC and the fact that client software is open source and publicly available, secondary trading platforms are often able to facilitate ZEC trading without the Company’s assistance.

The Company collaborated with Coinbase to allow users to earn ZEC while learning about the Zcash Network on Coinbase’s educational platform called Earn when Coinbase listed ZEC on November 29, 2018.

The Foundation has never taken any steps to facilitate the trading of ZEC on any secondary trading platform.

c.	Determining who will receive additional digital assets and under what conditions.

Not applicable.

As with BTC and ETH, ZEC are created through proof-of-work mining.

d.	Making or contributing to managerial level business decisions, such as how to deploy funds raised from sales of the digital asset.

Not applicable.

ZEC was not sold in an ICO.

e.	Playing a leading role in the validation or confirmation of transactions on the network, or in some other way having responsibility for the ongoing security of the network.

Not applicable.

As with BTC and ETH, ZEC transactions on the Zcash Network are validated through proof-of-work mining. As described in section III.D. (Howey Applied to ZEC – Efforts of Others) of the memorandum above, the total number of active nodes varies, with more than 4,700 unique nodes over the course of 2018, and the Company operates only a small number of these nodes for purposes of testing the Zcash Network to make sure the software is running properly.

f.	Making other managerial judgements or decisions that will directly or indirectly impact the success of the network or the value of the digital asset generally.

Not applicable.

8.	Purchasers would reasonably expect the AP to undertake efforts to promote its own interests and enhance the value of the network or digital asset, such as where:

Any entrepreneurial efforts by the Company, the Foundation, or developers, to enhance the Zcash Network would be constrained by the wider ZEC community, which cuts against the proposition that ZEC holders could reasonably rely on any particular AP. See section III.D. (Howey Applied to ZEC – Efforts of Others) of the memorandum above for additional information.

a.

The AP has the ability to realize capital appreciation from the value of the digital asset. This can be demonstrated, for example, if the AP retains a stake or interest in the digital asset. In these instances, purchasers would reasonably expect the AP to undertake efforts to promote its own interests and enhance the value of the network or digital asset.

Although the Company and the Foundation hold ZEC and would therefore benefit from any increase in the value of the asset, this fact does not, without more, support a finding that ZEC fulfills the “efforts of others” element of the Howey test. See section III.D. (Howey Applied to ZEC – Efforts of Others) of the memorandum above for additional information.

b.

The AP distributes the digital asset as compensation to management or the AP’s compensation is tied to the price of the digital asset in the secondary market. To the extent these facts are present, the compensated individuals can be expected to take steps to build the value of the digital asset.

The Company’s employees receive fiat currency and Company stock options as part of their compensation. Because of the Company’s entitlement to receive a percentage of total ZEC outstanding as part of the Founder’s Reward, employees indirectly receive ZEC as part of their compensation via their Company stock options. The Foundation’s employees have the option to receive ZEC in lieu of fiat currency as a means of paying their compensation, and many have elected to receive ZEC in the past. However, this receipt of some compensation in ZEC does not, without more, support a finding that ZEC fulfills the “efforts of others” element of the Howey test. See section II.A.2 (Facts – ZEC – Mining and Allocation of ZEC) and III.D. (Howey Applied to ZEC – Efforts of Others) of the memorandum above for additional information.

c.	The AP owns or controls ownership of intellectual property rights of the network or digital asset, directly or indirectly.

The Company owns trademarks and service marks for “Zcash” and corresponding logos. In addition, the code for zcashd is copyrighted by the individual ZEC or BTC contributors, but is published under open licensing so that anyone can copy, modify, and redistribute it.

The Company, however, does not charge participants in the Zcash Network a fee to utilize these trademarks in connection with participating in the network. Nor does the Company plan to extend the trademarks to other products. Therefore, the Company’s ownership of the intellectual property can be said to promote its own interests only in so far as it plays a role in protecting all participants in the ZEC network against malicious actors who, for example, create programs or software to steal their ZEC. See section III.D.1. (Howey Applied to ZEC – Efforts of Others – Efforts of the Company) of the memorandum above for additional information.

d.	The AP monetizes the value of the digital asset, especially where the digital asset has limited functionality.

Not applicable. The Zcash Network and ZEC were fully functional at the time of launch. The Company funded its venture through the sale of conventional equity securities in two outside funding rounds, raising $3 million in total.

In evaluating whether a digital asset previously sold as a security should be reevaluated at the time of later offers or sales, there would be additional considerations as they relate to the “efforts of others,” including but not limited to:

Not applicable.

9.	Whether or not the efforts of an AP, including any successor AP, continue to be important to the value of an investment in the digital asset.

Not applicable.

10.

Whether the network on which the digital asset is to function operates in such a manner that purchasers would no longer reasonably expect an AP to carry out essential managerial or entrepreneurial efforts.

Not applicable.

11.	Whether the efforts of an AP are no longer affecting the enterprise’s success.

Not applicable.

II.	Reasonable Expectation of Profits

An evaluation of the digital asset should also consider whether there is a reasonable expectation of profits. Profits can be, among other things, capital appreciation resulting from the development of the initial investment or business enterprise or a participation in earnings resulting from the use of purchasers’ funds. Price appreciation resulting solely from external market forces (such as general inflationary trends or the economy) impacting the supply and demand for an underlying asset generally is not considered “profit” under the Howey test.

The more the following characteristics are present, the more likely it is that there is a reasonable expectation of profit:

1.	The digital asset gives the holder rights to share in the enterprise’s income or profits or to realize gain from capital appreciation of the digital asset.

There are no rights associated with holding ZEC. Holders of ZEC, like holders of any asset, can realize gain from capital appreciation of ZEC.

a.

The opportunity may result from appreciation in the value of the digital asset that comes, at least in part, from the operation, promotion, improvement, or other positive developments in the network, particularly if there is a secondary trading market that enables digital asset holders to resell their digital assets and realize gains.

Not applicable.

b.	This also can be the case where the digital asset gives the holder rights to dividends or distributions.

Not applicable.

2.	The digital asset is transferable or traded on or through a secondary market or platform, or is expected to be in the future.

ZEC did not begin trading until after its launch on October 26, 2016. Following the launch, ZEC began trading on Kraken, Poloniex and Shapeshift. ZEC has since begun trading on many other secondary markets.

As described in Item 10, neither the Company nor the Foundation has ever paid or otherwise incentivized a secondary trading platform to list ZEC.

3.	Purchasers reasonably would expect that an AP’s efforts will result in capital appreciation of the digital asset and therefore be able to earn a return on their purchase.

Because the contributions of any one AP are expected to be nonessential, any profit from holding ZEC should come largely from general market movements and the efforts of a diffuse user base, rather than AP actions. See section III.D. (Howey Applied to ZEC – Efforts of Others) of the memorandum above for additional information.

4.	The digital asset is offered broadly to potential purchasers as compared to being targeted to expected users of the goods or services or those who have a need for the functionality of the network.

Not applicable. ZEC was not sold in an ICO but instead, as with BTC and ETH, ZEC are created through proof-of-work mining. No AP determines who may mine ZEC or who many purchase ZEC on the secondary market.

a.

The digital asset is offered and purchased in quantities indicative of investment intent instead of quantities indicative of a user of the network. For example, it is offered and purchased in quantities significantly greater than any likely user would reasonably need, or so small as to make actual use of the asset in the network impractical.

Not applicable.

5.

There is little apparent correlation between the purchase/offering price of the digital asset and the market price of the particular goods or services that can be acquired in exchange for the digital asset.

Not applicable.

6.

There is little apparent correlation between quantities the digital asset typically trades in (or the amounts that purchasers typically purchase) and the amount of the underlying goods or services a typical consumer would purchase for use or consumption.

Not applicable. ZEC has privacy-enabled, current consumptive uses that are apparent to mainstream businesses, individuals and regulators. These use cases exist today and are not merely speculation about the future—a key factor noted by Commission staff earlier this year in differentiating between digital assets that are securities and those that are not. See section III.C. (Howey Applied to ZEC – Expectation of Profits) of the memorandum above for additional information regarding the consumptive uses of ZEC.

7.	The AP has raised an amount of funds in excess of what may be needed to establish a functional network or digital asset.

Not applicable. The Zcash Network and ZEC were fully functional at the time of launch. ZEC was not sold in an ICO; rather the first ZEC were mined after the launch of the network. Therefore, ZEC was not used to raise funds to establish a functional network or digital asset.

8.	The AP is able to benefit from its efforts as a result of holding the same class of digital assets as those being distributed to the public.

Not applicable. ZEC was not sold in an ICO and therefore was not distributed to the public.

9.	The AP continues to expend funds from proceeds or operations to enhance the functionality or value of the network or digital asset.

Not applicable. As described above, the Zcash Network and ZEC were fully functional at the time of launch and ZEC was not used to raise funds to establish a functional network or digital asset.

As described in Item 3 supra, holders of ZEC cannot reasonably rely upon the continued efforts of the Company, the Foundation, or developers to enhance the Zcash Network. See section III.D. (Howey Applied to ZEC – Efforts of Others) of the memorandum above for additional information.

10.	The digital asset is marketed, directly or indirectly, using any of the following:

ZEC has been marketed primarily for its consumptive uses, rather than for investment potential. See section III.C.3. (Howey Applied to ZEC – Expectation of Profits – Other Factors Cited in the Digital Asset Framework) of the memorandum above for additional information regarding the marketing of ZEC. By contrast, the SEC order for AirFox stated “AirFox primarily aimed its promotional efforts for the initial coin offering at digital token investors rather than anticipated users of AirTokens,” and the SEC order for Paragon stated that Paragon’s White Paper “emphasized the direct correlation between Paragon’s ability to create the planned ‘ecosystem’ and the future value of PRG tokens.”)

a.	The expertise of an AP or its ability to build or grow the value of the network or digital asset.

See Item II.10 supra.

b.	The digital asset is marketed in terms that indicate it is an investment or that the solicited holders are investors.

See Item II.10 supra.

c.	The intended use of the proceeds from the sale of the digital asset is to develop the network or digital asset.

Not applicable. ZEC was not used to raise funds to establish a functional network or digital asset.

d.	The future (and not present) functionality of the network or digital asset, and the prospect that an AP will deliver that functionality.

Not applicable. The Zcash Network and ZEC were fully functional at the time of launch.

e.	The promise (implied or explicit) to build a business or operation as opposed to delivering currently available goods or services for use on an existing network.

Not applicable. The Zcash Network and ZEC were fully functional at the time of launch.

f.	The ready transferability of the digital asset is a key selling feature.

As with BTC and ETH, the fungibility of ZEC tokens are a feature that allows ZEC to fulfill its consumptive use as a virtual currency.

g.	The potential profitability of the operations of the network, or the potential appreciation in the value of the digital asset, is emphasized in marketing or other promotional materials.

See Item II.10 supra.

h.	The availability of a market for the trading of the digital asset, particularly where the AP implicitly or explicitly promises to create or otherwise support a trading market for the digital asset.

See Items I.7.b and II.10 supra.

In evaluating whether a digital asset previously sold as a security should be reevaluated at the time of later offers or sales, there would be additional considerations as they relate to the “reasonable expectation of profits,” including but not limited to:

Not applicable.

11.	Purchasers of the digital asset no longer reasonably expect that continued development efforts of an AP will be a key factor for determining the value of the digital asset.

Not applicable.

12.	The value of the digital asset has shown a direct and stable correlation to the value of the good or service for which it may be exchanged or redeemed.

Not applicable.

13.	The trading volume for the digital asset corresponds to the level of demand for the good or service for which it may be exchanged or redeemed.

Not applicable.

14.	Whether holders are then able to use the digital asset for its intended functionality, such as to acquire goods and services on or through the network or platform.

Not applicable.

15.	Whether any economic benefit that may be derived from appreciation in the value of the digital asset is incidental to obtaining the right to use it for its intended functionality.

Not applicable.

16.	No AP has access to material, non-public information or could otherwise be deemed to hold material inside information about the digital asset.

Not applicable.

III.	Other Relevant Considerations

When assessing whether there is a reasonable expectation of profit derived from the efforts of others, federal courts look to the economic reality of the transaction. In doing so, the courts also have considered whether the instrument is offered and sold for use or consumption by purchasers.

Although no one of the following characteristics of use or consumption is necessarily determinative, the stronger their presence, the less likely the Howey test is met:

1.	The distributed ledger network and digital asset are fully developed and operational.

The Zcash Network and ZEC were fully functional at the time of launch.

2.	Holders of the digital asset are immediately able to use it for its intended functionality on the network, particularly where there are built-in incentives to encourage such use.

The Zcash Network and ZEC were fully functional at the time of launch and holders were immediately able to use it for its intended functionality on the network.

3.

The digital assets’ creation and structure is designed and implemented to meet the needs of its users, rather than to feed speculation as to its value or development of its network. For example, the digital asset can only be used on the network and generally can be held or transferred only in amounts that correspond to a purchaser’s expected use.

The core functionality of ZEC, like that of BTC and ETH, is as a virtual currency with added privacy. That the Zcash Network was fully functional at the time of launch and that ZEC is mined support its consumptive uses rather than feeding speculation.

4.

Prospects for appreciation in the value of the digital asset are limited. For example, the design of the digital asset provides that its value will remain constant or even degrade over time, and, therefore, a reasonable purchaser would not be expected to hold the digital asset for extended periods as an investment.

Not applicable. ZEC is a virtual currency that can appreciate in value much as any other currency or asset. As with BTC and ETH, no entity limits the ability of ZEC to appreciate in value.

5.	With respect to a digital asset referred to as a virtual currency, it can immediately be used to make payments in a wide variety of contexts, or acts as a substitute for real (or fiat) currency.

Because the Zcash Network and ZEC were fully functional at the time of launch, ZEC was able immediately to be used to make payments and act as a substitute for fiat currency. See section III.C.2. (Howey Applied to ZEC – Expectation of Profits – ZEC’s Use as a Virtual Currency) of the memorandum above for additional information regarding ZEC’s use as a virtual currency.

a.	This means that it is possible to pay for goods or services with the digital asset without first having to convert it to another digital asset or real currency.

Over 200 vendors, services, stores and non-profit organizations currently accept ZEC payments. See section III.C.2. (Howey Applied to ZEC – Expectation of Profits – ZEC’s Use as a Virtual Currency) of the memorandum above for additional information regarding ZEC’s use as a virtual currency.

6.	If it is characterized as a virtual currency, the digital asset actually operates as a store of value that can be saved, retrieved, and exchanged for something of value at a later time.

ZEC currently operates and has operated since its launch as a store of value that can be saved, retrieved, and exchanged for something of value at a later time.

7.

With respect to a digital asset that represents rights to a good or service, it currently can be redeemed within a developed network or platform to acquire or otherwise use those goods or services. Relevant factors may include:

Not applicable.

a.	There is a correlation between the purchase price of the digital asset and a market price of the particular good or service for which it may be redeemed or exchanged.

Not applicable.

8.	The digital asset is available in increments that correlate with a consumptive intent versus an investment or speculative purpose.

Not applicable.

9.

An intent to consume the digital asset may also be more evident if the good or service underlying the digital asset can only be acquired, or more efficiently acquired, through the use of the digital asset on the network.

Not applicable.

10.	Any economic benefit that may be derived from appreciation in the value of the digital asset is incidental to obtaining the right to use it for its intended functionality.

As described in the memorandum above, the current and valuable uses of ZEC distinguish it from assets such as Munchee, AirFox and Paragon tokens that, in economic reality, had speculative, future uses that appeared incidental to their primary functions as capital-raising devices. See section III.C. (Howey Applied to ZEC – Expectation of Profits) of the memorandum above for additional information regarding ZEC’s use as a virtual currency.

11.	The digital asset is marketed in a manner that emphasizes the functionality of the digital asset, and not the potential for the increase in market value of the digital asset.

See Item II.10 supra.

12.	Potential purchasers have the ability to use the network and use (or have used) the digital asset for its intended functionality.

The Zcash Network and ZEC were fully functional at the time of launch and holders of ZEC therefore have the ability to use the network and the digital asset for its intended functionality since the time of launch.

13.	Restrictions on the transferability of the digital asset are consistent with the asset’s use and not facilitating a speculative market.

Not applicable. See Item III.3 supra.

14.	If the AP facilitates the creation of a secondary market, transfers of the digital asset may only be made by and among users of the platform.

Not applicable. See Item I.7.b supra.